Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Annual Report

for the Fiscal Year Ended December 31, 2019

This annual report serves to provide holders of Melco Resorts Finance Limited’s US$1,000,000,000 4.875% senior notes due 2025 (the “2025 Senior Notes”) with Melco Resorts Finance Limited’s audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2019 together with related information, pursuant to the terms of the indenture, dated June 6, 2017 (the “Indenture”), relating to the 2025 Senior Notes. Melco Resorts Finance Limited is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited.

Melco Resorts Finance Limited

For the Year Ended December 31, 2019

INTRODUCTION

In this annual report, unless otherwise indicated:

•

“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“2026 Senior Notes” refer to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 we issued on April 26, 2019;

•	“2027 Senior Notes” refer to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 we issued on July 17, 2019;

•	“2029 Senior Notes” refer to the US$900.0 million aggregate principal amount of 5.375% senior notes due 2029 we issued on December 4, 2019;

•	“Additional 2025 Senior Notes” refer to the US$350.0 million aggregate principal amount of the 2025 Senior Notes issued on July 3, 2017;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•

“Altira Resorts” refers to our subsidiary, Altira Resorts Limited (formerly known as Altira Developments Limited), a Macau company through which we hold the land and building for Altira Macau and operate hotel and certain other non-gaming businesses at Altira Macau;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•

“COD Resorts” refers to our subsidiary, COD Resorts Limited (formerly known as Melco Crown (COD) Developments Limited), a Macau company through which we hold the land and buildings for City of Dreams, operate hotel and certain other non-gaming businesses at City of Dreams and provide shared services within the Parent and its subsidiaries;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“First 2025 Senior Notes” refer to the US$650.0 million aggregate principal amount of the 2025 Senior Notes we issued on June 6, 2017;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Resorts Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” or “MOP” refer to the legal currency of Macau;

•

“SCI” refers to Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which is a subsidiary of the Parent;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we”, “us”, “our” and “our company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2019 and 2018 and as of December 31, 2019 and 2018.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this annual report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.7890 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 31, 2019 in New York City for cable transfers in H.K. dollars per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7894 to US$1.00. On April 17, 2020, the noon buying rate was HK$7.7506 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report were made at the exchange rate of MOP8.0227 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated statements of operations data for the years ended December 31, 2019 and 2018, and the selected historical consolidated balance sheets data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. We adopted Accounting Standards Codification 842, Leases (Topic 842) (“New Leases Standard”) on January 1, 2019 under the modified retrospective method. Results for the periods beginning on or after January 1, 2019 are presented under the New Leases Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. We adopted a new revenue recognition standard issued by the Financial Accounting Standards Board (the “New Revenue Standard”) on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and notes to those statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2019(1)	2018
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$5,108,367	$4,598,402
Total operating costs and expenses	$(4,521,988)	$(4,152,146)
Operating income	$586,379	$446,256
Net income	$439,133	$381,530

	As of December 31,
	2019	2018
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents	$654,623	$882,989
Total assets(2)	$6,548,473	$6,163,399
Total current liabilities(2)	$1,243,858	$1,515,984
Total debts(3)	$2,963,547	$2,456,425
Total liabilities(2)	$4,260,494	$3,941,712
Total shareholder’s equity	$2,287,979	$2,221,687

(1)

We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method. There was no material impact on our results of operations for the year ended December 31, 2019 as a result of the adoption of the New Leases Standard.

(2)

We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method and recognized US$58.9 million of operating lease right-of-use assets (including the reclassification of deferred rent liabilities to operating lease right-of-use assets) and US$65.2 million of operating lease liabilities as of January 1, 2019. As of December 31, 2019, operating lease right-of-use assets and operating lease liabilities were US$55.0 million and US$60.9 million, respectively.

(3)	Total debts include current and non-current portion of long-term debt, net, and other long-term liabilities.

The following table sets forth our consolidated statements of cash flows for the years indicated:

	Year Ended December 31,
	2019	2018
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash provided by operating activities	$400,343	$799,749
Net cash used in investing activities	$(747,793)	$(1,412,476)
Net cash provided by financing activities	$114,264	$663,920
Effect of foreign exchange on cash and cash equivalents	$4,820	$(5,509)

Net (decrease) increase in cash and cash equivalents	$(228,366)	$45,684
Cash and cash equivalents at beginning of year	$882,989	$837,305

Cash and cash equivalents at end of year	$654,623	$882,989

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” regarding these statements.

Overview

We are a developer, owner and operator of casino gaming and entertainment casino resort facilities. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two wholly-owned casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also provide gaming and non-gaming services to Studio City pursuant to the Services and Right to Use Arrangements and Master Services Agreements.

In June 2018, we opened Morpheus, the third phase of City of Dreams in Cotai, Macau. With 1.0 million square feet of hotel space and 0.3 million square feet of podium space, Morpheus houses approximately 770 rooms, suites and villas.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate three Forbes Travel Guide Five-Star hotels in Macau – Altira Macau, Morpheus and Nüwa – and have received 14 Forbes Travel Guide Five-Star and one Forbes Travel Guide Four-Star recognition across our properties in 2020. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market. According to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues in 2016 as compared to 2015, with gross gaming revenues in Macau declining by approximately 3.3% on a year-on-year basis. We believe such decline was primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. The operating environment improved in 2017, with gross gaming revenues in Macau increasing 19.1% on a year-on-year basis and continued to improve in 2018 with gross gaming revenues in Macau increasing 14.0% on a year-on-year basis according to the DICJ. However, according to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-on-year basis in 2019 as compared to 2018 and, in the first quarter of 2020, declined by 60.0% as compared to the first quarter of 2019 and, in March 2020, declined by 79.7% on a year-on-year basis.

Since December 2019, there have been reported cases of Covid-19 in Macau, the Philippines, Hong Kong, China, Singapore, South Korea, Japan, Iran, Europe, the U.S. and other parts of the world. On January 31, 2020, the Covid-19 outbreak was declared a global emergency by the World Health Organization. As a result of the Covid-19 outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a 15-day period in February 2020. Upon resumption of operations, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that the number of players and spectators at tables be limited to three to four, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances. On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. As the Covid-19 outbreak continues to spread, Macau, China and other countries or regions have imposed new or modified existing travel restrictions and/or quarantine measures to further restrict or discourage individuals from traveling into or out of these countries or regions. For example, in March 2020, the Macau government announced the prohibition of all foreigners from entering Macau other than residents of Hong Kong and Taiwan, provided such residents undergo a mandatory 14-day quarantine upon entry into Macau and have not otherwise been to other areas in the preceding 14 days. The PRC government in March 2020 also announced further measures significantly reducing the movement of individuals between Macau and the province of Guangdong, including general requirements for those entering Guangdong province returning from Macau to be subject to a mandatory 14-day quarantine.

The disruptions to our operations caused by the Covid-19 outbreak have had a material effect on the company’s financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects have continued beyond the first quarter of 2020 and may worsen. Any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain. Given the uncertainty around the extent and timing of the potential future spread or mitigation of Covid-19 and around the imposition or relaxation of protective measures, we are unable to reasonably estimate the impact to our future results of operations, cash flows and financial condition.

City of Dreams

In 2019, City of Dreams had an average of approximately 516 gaming tables and approximately 822 gaming machines. In January 2019, the Macau government authorized Melco Resorts Macau to operate 40 additional gaming tables at City of Dreams. As of December 31, 2019, City of Dreams offered approximately 2,170 hotel rooms, suites and villas (inclusive of the approximately 770 rooms, suites and villas offered by Morpheus following its opening in June 2018), approximately 25 restaurants and bars, approximately 165 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The opening of Morpheus in June 2018 also provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water produced by Franco Dragone. The Club Cubic nightclub features approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.

For the years ended December 31, 2019 and 2018, total operating revenues generated from City of Dreams amounted to US$3,162.1 million and US$2,653.0 million, representing 61.9% and 57.7% of our total operating revenues, respectively.

Altira Macau

In 2019, Altira Macau had an average of approximately 103 gaming tables and 178 gaming machines operated as a Mocha Club at Altira Macau. In addition, Altira Macau had approximately 230 hotel rooms as of December 31, 2019 and features several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2019 and 2018, total operating revenues generated from Altira Macau amounted to US$465.6 million and US$471.6 million, representing 9.1% and 10.3% of our total operating revenues, respectively.

Mocha Clubs

In 2019, Mocha Clubs had eight clubs with an average of approximately 1,478 gaming machines in operation (including approximately 178 gaming machines at Altira Macau). Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2019 and 2018, total operating revenues generated from Mocha Clubs amounted to US$117.5 million and US$113.5 million, representing 2.3% and 2.5% of our total operating revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2019 and 2018, gaming machine revenues represented 96.6% and 97.7% of total operating revenues generated from Mocha Clubs, respectively.

Summary of Financial Results

For the year ended December 31, 2019, our total operating revenues were US$5.11 billion, which represents an increase of 11.1% from US$4.60 billion of total operating revenues for the year ended December 31, 2018. The increase in total operating revenues was primarily attributable to increased casino revenues generated from City of Dreams, as well as higher non-casino revenues as a result of the opening of Morpheus in June 2018, partially offset by decreased casino revenues generated from Altira Macau and the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire. Net income for the year ended December 31, 2019 was US$439.1 million, as compared to net income of US$381.5 million for the year ended December 31, 2018. The increase in profitability was primarily attributable to better performance at City of Dreams and lower pre-opening costs, partially offset by higher depreciation and amortization expenses from the operation of Morpheus in June 2018 and higher interest expenses mainly from the additional drawdown of the 2015 Credit Facilities in the second half of 2018, the issuance of senior notes during the year ended December 31, 2019 and the cessation of capitalized interests in June 2018 following the opening of Morpheus. Net income from Studio City Casino gaming operations are reimbursed to Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses in the consolidated statement of operations. The revenues and costs from the provision of management services to affiliated companies are reflected in entertainment, retail and other revenues and operating expenses, respectively, in the consolidated statement of operations.

The following summarizes the results of our operations:

	Year Ended December 31,
	2019	2018
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$5,108,367	$4,598,402
Total operating costs and expenses	$(4,521,988)	$(4,152,146)
Operating income	$586,379	$446,256
Net income	$439,133	$381,530

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•

The impact of the Covid-19 outbreak, including its severity, magnitude and duration, and any recovery from such impact, which will be significantly affected by the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain. The disruptions to our operations caused by the Covid-19 outbreak have had a material adverse effect on the Company’s financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects have continued beyond the first quarter of 2020 and may worsen;

•

Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaigns, heightened monitoring of cross-border currency movement and adoption of new measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, increased scrutiny of marketing activities in China or new measures taken by the Chinese government to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

•

The gaming and leisure market in Macau is developing and the competitive landscape is expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of integrated resorts in the Cotai region of Macau will intensify the competition in the business that we operate;

•

The impact of new policies and legislation implemented by the Macau government, including travel and visa policies, anti-smoking legislation as well as policies relating to gaming table allocations and gaming machine requirements;

•

Greater regulatory scrutiny, including increased audits and inspections, in relation to movement of capital and anti-money laundering and other financial crime. Anti-money laundering, anti-bribery and corruption and sanctions and counter-terrorism financing laws and regulations have become increasingly complex and subject to greater regulatory scrutiny and supervision by regulators globally and may increase our compliance costs and any potential non-compliances of such laws and regulations could have an adverse effect on our reputation, financial condition, results of operations or cash flows;

•

Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal data, including, among others, collection, use and/or transmission of personal data, and as to which there may be limited precedence on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage of our reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data; and

•

Gaming promoters in Macau are experiencing increased regulatory scrutiny that has resulted in the cessation of business of certain gaming promoters, a trend which may affect our operations in a number of ways:

•

a concentration of gaming promoters may result in such gaming promoters having significant leverage and bargaining strength in negotiating agreements with gaming operators, which could result in gaming promoters negotiating changes to our agreements with them or the loss of business to a competitor or the loss of certain relationships with gaming promoters, any of which may adversely affect our results of operations;

•

if any of our gaming promoters ceases business or fails to maintain the required standards of regulatory compliance, probity and integrity, their exposure to patron and other litigation and regulatory enforcement actions may increase, which in turn may expose us to an increased risk for litigation, regulatory enforcement actions and damage to our reputation; and

•	since we depend on gaming promoters for our VIP gaming revenue, difficulties in their operations may expose us to higher operational risk.

•	Our 2015 Credit Facilities, which expose us to interest rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”; and

•

The currency of our operations, our indebtedness and presentation of our consolidated financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•

Rolling chip win rate: rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•

Mass market table games hold percentage: mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

•

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis.

•	Gaming machine handle: the total amount wagered in gaming machines.

•

Gaming machine win rate: gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate across our properties is in the range of 2.85% to 3.15%.

We use the following KPIs to evaluate our hotel operations:

•

Average daily rate: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments which are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed.

Our land use rights in Macau under the land concession contracts for Altira Macau and City of Dreams are being amortized over the estimated term of the land use rights on a straight-line basis. The estimated term of the land use rights under the applicable land concession contracts are based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use rights are periodically reviewed.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Our total capital expenditures for the years ended December 31, 2019 and 2018 were US$175.4 million and US$360.1 million, respectively, were attributable to our development and construction projects, including Morpheus, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. Refer to note 20 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

We also review our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses are recorded as operating expenses.

We did not recognize any impairment loss during the years ended December 31, 2019 and 2018.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, representing the trademarks of Mocha Clubs, that arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our company in 2006, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, we may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If we determine a qualitative assessment is to be performed, we assess certain qualitative factors including, but not limited to, the results of the most recent quantitative impairment test, operating results and projected operating results, and macro-economic and industry conditions. If we determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, we then perform a quantitative impairment test.

To perform a quantitative impairment test of goodwill, we perform an assessment that consists of a comparison of the carrying value of our reporting unit with its fair value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

To perform a quantitative impairment test of the trademarks of Mocha Clubs, we perform an assessment that consists of a comparison of their carrying values with their fair values using the relief-from-royalty method. Under this method, we estimate the fair values of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

We have performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. For the years ended December 31, 2019 and 2018, we performed qualitative assessments for goodwill and trademarks and determined that it was not more likely than not that goodwill and trademarks were impaired. As a result of these assessments, we determined that there were no impairment of goodwill and trademarks for the years ended December 31, 2019 and 2018.

Determining the fair value of goodwill and trademarks of Mocha Clubs is judgmental in nature and requires the use of significant estimates and assumptions, including projected future operating results of the reporting unit, discount rates, long-term growth rates and future market conditions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the goodwill and trademarks of Mocha Clubs.

Revenue Recognition

On January 1, 2018, we adopted the New Revenue Standard, using the modified retrospective method applying to those contracts not yet completed as of January 1, 2018. The accounting policies for revenue recognition as a result of the New Revenue Standard are as follows:

Our revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. We account for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers either directly or indirectly through gaming promoters and cash discounts and other cash incentives earned by customers are recorded as a reduction of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under our non-discretionary incentives programs (including loyalty programs).

For casino transactions that include complimentary goods or services provided by us to incentivize future gaming, we allocate the standalone selling price of each good or service to the appropriate revenue type based on the good or service provided. Complimentary goods or services that are provided under our control and discretion and supplied by third parties are recorded as operating expenses.

We operate different non-discretionary incentives programs in certain of our properties which include loyalty programs (the “Loyalty Programs”) to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under the Loyalty Programs, we defer a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for our self-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.

After allocating amounts to the complimentary goods or services provided and to the points earned under the Loyalty Programs, the residual amount is recorded as casino revenue when the wagers are settled.

We follow the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of one of our hotels, Grand Dragon Casino and Studio City Casino and concluded that we are the controlling entity and are the principal to these arrangements. For the operations of one of our hotels, we are the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to us, and we receive all rewards and take substantial risks associated with the hotel’s business; we are the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino and Studio City Casino, given we operate Grand Dragon Casino and Studio City Casino under a right to use agreement and a Services and Right to Use Arrangements, respectively, with the owners of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession, we are the principal and casino revenue is, therefore, recognized on a gross basis.

The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from the customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by us are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by us are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fees escalations, are included in other revenues and are recognized over the terms of the related agreements on a straight-line basis.

Upon the adoption of the New Revenue Standard, we recognized the cumulative effect of adopting the New Revenue Standard as an adjustment to the opening balance of related earnings. Amounts for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior period amounts are not adjusted and continue to be reported in accordance with the previous basis. The major changes as a result of the adoption of the New Revenue Standard are as follows:

(1)

The New Revenue Standard changed the presentation of, and accounting for, goods and services furnished to guests without charge that were previously included in gross revenues and deducted as promotional allowances in the accompanying consolidated statements of operations. Under the New Revenue Standard, the promotional allowances line item was eliminated with the amounts being netted against casino revenues in primarily all cases and are measured based on standalone selling prices. Additionally, the estimated cost of providing the promotional allowances is no longer included in casino expenses but, instead is included in the respective operating departments expense categories.

(2)

A portion of commissions paid or payable to gaming promoters, representing the estimated incentives that were returned to customers, was previously reported as reductions in casino revenue, with the balance of commissions expense reflected as a casino expense. Under the New Revenue Standard, all commissions paid or payable to gaming promoters are reflected as reductions in casino revenue.

(3)

The estimated liability for unredeemed non-discretionary incentives under the Loyalty Programs were previously accrued based on the estimated costs of providing such benefits and expected redemption rates. Under the New Revenue Standard, non-discretionary incentives represent a separate performance obligation and the resulting liability are recorded using the standalone selling prices of such benefits less estimated breakage and are offset against casino revenue. When the benefits are redeemed, revenues are measured on the same basis and recognized in the resulting category of the goods or services provided. At the adoption date on January 1, 2018, we recognized a decrease to the opening balance of retained earnings of US$8.4 million, with an increase in accrued expenses and other current liabilities of US$11.7 million and a decrease in amounts due to affiliated companies of US$3.3 million.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to our gaming promoters in Macau, which receivables can be offset against commissions payable and any other value items held by us to the respective customers and for which we intend to set off when required. For the years ended December 31, 2019 and 2018, approximately 23.5% and 27.0% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2019 and 2018, a substantial portion of our markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific reviews of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2019, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$4.9 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2019 and 2018, we recorded valuation allowances of US$55.9 million and US$42.8 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Recent Changes in Accounting Standards

See note 2 to the consolidated financial statements included elsewhere in this report for discussion of recent changes in accounting standards.

Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our total operating revenues for the year ended December 31, 2019 were US$5.11 billion, an increase of US$0.51 billion, or 11.1%, from US$4.60 billion for the year ended December 31, 2018. The increase in total operating revenues was primarily attributable to increased casino revenues generated from City of Dreams, as well as higher non-casino revenues as a result of the opening of Morpheus in June 2018, partially offset by decreased casino revenues generated from Altira Macau and the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire. Net income from Studio City Casino gaming operations are reimbursed to Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses.

Our total operating revenues for the year ended December 31, 2019 consisted of US$4.50 billion of casino revenues, representing 88.0% of our total operating revenues, and US$613.0 million of non-casino revenues. Our total operating revenues for the year ended December 31, 2018 consisted of US$4.04 billion of casino revenues, representing 87.9% of our total operating revenues, and US$554.8 million of non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2019 were US$4.50 billion, representing a US$0.45 billion, or 11.2%, increase from casino revenues of US$4.04 billion for the year ended December 31, 2018, primarily due to higher mass market table games revenue and rolling chip revenue at City of Dreams, partially offset by decreased casino revenues generated from Altira Macau and the operations of Studio City Casino. Pursuant to the Services and Right to Use Arrangements, net income arisen from operating the Studio City Casino is reimbursed to Studio City Entertainment. Such reimbursement is included in general and administrative expenses.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2019 was US$17.58 billion, representing a decrease of US$4.79 billion, or 21.4%, from US$22.37 billion for the year ended December 31, 2018. The rolling chip win rate was 3.45% for the year ended December 31, 2019, and increased from 3.03% for the year ended December 31, 2018. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$611.0 million for the year ended December 31, 2019, representing an increase of 15.5% from US$529.1 million for the year ended December 31, 2018. The mass market table games hold percentage was 21.7% for the year ended December 31, 2019, increasing from 19.3% for the year ended December 31, 2018. Average net win per gaming machine per day was US$195 for the year ended December 31, 2019, an increase of US$57, or 41.8%, from US$137 for the year ended December 31, 2018.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2019 of US$58.29 billion represented an increase of US$12.9 billion, or 28.5%, from US$45.36 billion for the year ended December 31, 2018. The rolling chip win rate was 2.93% for the year ended December 31, 2019, and increased from 2.88% for the year ended December 31, 2018. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$5.51 billion for the year ended December 31, 2019 which represented an increase of US$0.50 billion, or 10.0%, from US$5.01 billion for the year ended December 31, 2018. The mass market table games hold percentage was 32.3% for the year ended December 31, 2019, increasing from 30.3% for the year ended December 31, 2018. Average net win per gaming machine per day was US$562 for the year ended December 31, 2019, a decrease of US$175, or 23.7%, from US$737 for the year ended December 31, 2018.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2019 was US$249, a decrease of US$8, or 3.3%, from US$258 for the year ended December 31, 2018.

Rooms. Room revenues (including complimentary rooms) were US$204.8 million for the year ended December 31, 2019, representing an increase of US$35.2 million, or 20.7%, from room revenues (including complimentary rooms) of US$169.6 million for the year ended December 31, 2018. The increase was primarily due to the increase in room revenues at City of Dreams as a result of the opening of Morpheus in June 2018. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$209, 98% and US$205, respectively, for the year ended December 31, 2019, as compared to US$212, 97% and US$206, respectively, for the year ended December 31, 2018. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$179, 99% and US$177, respectively, for the year ended December 31, 2019, as compared to US$189, 99% and US$188, respectively, for the year ended December 31, 2018.

Food and beverage. Food and beverage revenues (including complimentary food and beverage) were US$116.1 million for the year ended December 31, 2019, representing an increase of US$25.7 million, or 28.4%, from food and beverage revenues (including complimentary food and beverage) of US$90.4 million for the year ended December 31, 2018. The increase was primarily due to higher food and beverage revenues at City of Dreams as a result of the opening of new restaurants in Morpheus.

Entertainment, retail and other. Entertainment, retail and other revenues (including complimentary entertainment services) slightly decreased by US$2.6 million, or 0.9%, to US$292.1 million for the year ended December 31, 2019 from US$294.7 million for the year ended December 31, 2018.

Operating costs and expenses

Total operating costs and expenses were US$4.52 billion for the year ended December 31, 2019, compared to US$4.15 billion for the year ended December 31, 2018.

Casino. Casino expenses increased by US$256.1 million, or 9.1%, to US$3.07 billion for the year ended December 31, 2019 from US$2.82 billion for the year ended December 31, 2018, primarily due to the increase in gaming taxes at City of Dreams, which increased as a result of higher revenues, as well as higher provision for doubtful debt in City of Dreams. The increase was offset in part by the decrease in casino expenses at a softer-performing Studio City Casino, which Melco Resorts Macau is reimbursed for pursuant to the Services and Right to Use Arrangements.

Rooms. Room expenses, which represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, were US$58.6 million and US$49.0 million for the years ended December 31, 2019 and 2018, respectively. The increase was primarily due to the opening of Morpheus in June 2018.

Food and beverage. Food and beverage expenses were US$100.0 million and US$82.3 million for the years ended December 31, 2019 and 2018, respectively. The increase was primarily due to the increase in operating costs as a result of the opening of new restaurants in Morpheus.

Entertainment, retail and other. Entertainment, retail and other expenses slightly decreased by US$1.5 million, or 2.2%, to US$64.7 million for the year ended December 31, 2019 from US$66.2 million for the year ended December 31, 2018.

General and administrative. General and administrative expenses increased by US$76.1 million, or 9.6%, to US$870.3 million for the year ended December 31, 2019 from US$794.2 million for the year ended December 31, 2018. The increase was primarily due to an increase in payroll and other general and administrative expenses to support continuing and expanding operations, as well as an increase in reimbursements of the net income from Studio City Casino gaming operations to Studio City Entertainment pursuant to the Services and Right to Use Arrangements.

Pre-opening costs. Pre-opening costs were US$0.1 million and US$32.7 million for the years ended December 31, 2019 and 2018, respectively. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. The pre-opening costs in the year ended December 31, 2018 was mainly related to the marketing and opening event of Morpheus, which opened in June 2018.

Amortization of gaming subconcession. Amortization expenses for our gaming subconcession continued to be recognized on a straight-line basis and were US$56.8 million for each of the year ended December 31, 2019 and 2018.

Amortization of land use rights. Amortization expenses for the land use rights continued to be recognized on a straight-line basis and were US$10.8 million for each of the year ended December 31, 2019 and 2018.

Depreciation and amortization. Depreciation and amortization expenses increased by US$50.6 million, or 22.1%, to US$279.9 million for the year ended December 31, 2019 from US$229.3 million for the year ended December 31, 2018. The increase was primarily due to the opening of Morpheus in June 2018.

Property charges and other. Property charges and other for the year ended December 31, 2019 were US$6.5 million, which primarily included the costs incurred as a result of the remodeling of a non-gaming attraction and the costs incurred as a result of departmental restructuring. Property charges and other for the year ended December 31, 2018 were US$12.6 million, which primarily included repairs and maintenance costs incurred for our Macau properties as a result of Typhoon Hato and Typhoon Mangkhut, net of the insurance recovery received in 2018.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, loan commitment fees, foreign exchange losses, net, loss on extinguishment of debt as well as other non-operating income, net.

Interest expenses were US$138.0 million (nil capitalized interest) for the year ended December 31, 2019, compared to US$57.8 million (net of capitalized interest of US$20.8 million) for the year ended December 31, 2018. The increase in net interest expenses (net of interest capitalization) of US$80.2 million was primarily due to increased interest expenses arisen from the drawdown of the revolving credit facility under the 2015 Credit Facilities since the second half of 2018, which was fully repaid as of December 31, 2019, and the issuance of the 2026 Senior Notes in April 2019, the 2027 Senior Notes in July 2019 and the 2029 Senior Notes in December 2019, as well as the cessation of interest capitalization since the opening of Morpheus in June 2018.

Loan commitment fees amounted to US$2.3 million for the year ended December 31, 2019, compared to US$3.9 million for the year ended December 31, 2018.

Loss on extinguishment of debt for the year ended December 31, 2019 was US$2.6 million, was associated with the partial prepayment of the term loan under the 2015 Credit Facilities. No loss on extinguishment of debt was incurred for the year ended December 31, 2018.

Income tax expense

Income tax expense for the year ended December 31, 2019 was primarily attributable to a lump sum tax payable of US$2.3 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau. The effective tax rate for the year ended December 31, 2019 was 0.4%, as compared to 0.8% for the year ended December 31, 2018. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations being exempted from Macau Complementary Tax, the effect of changes in valuation allowances and the effect of expenses for which no income tax benefit is receivable for the years ended December 31, 2019 and 2018. Our management currently does not expect to realize significant income tax benefits associated with net operating losses carryforwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net income

As a result of the foregoing, we had net income of US$439.1 million for the year ended December 31, 2019, compared to US$381.5 million for the year ended December 31, 2018.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2019, we held cash and cash equivalents of US$654.6 million and the HK$9.75 billion (equivalent to US$1.25 billion) revolving credit facility under the 2015 Credit Facilities remains available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2019	2018
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash provided by operating activities	$400,343	$799,749
Net cash used in investing activities	$(747,793)	$(1,412,476)
Net cash provided by financing activities	$114,264	$663,920
Effect of foreign exchange on cash and cash equivalents	$4,820	$(5,509)

Net (decrease) increase in cash and cash equivalents	$(228,366)	$45,684
Cash and cash equivalents at beginning of year	$882,989	$837,305

Cash and cash equivalents at end of year	$654,623	$882,989

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment that are conducted primarily on a cash basis.

Net cash provided by operating activities was US$400.3 million for the year ended December 31, 2019, compared to US$799.7 million for the year ended December 31, 2018. The decrease in net cash provided by operating activities was attributable to increased working capital needed for operations, partially offset by higher contribution of cash generated from operations.

Investing Activities

Net cash used in investing activities was US$747.8 million for the year ended December 31, 2019, compared to net cash used in investing activities of US$1.41 billion for the year ended December 31, 2018. The change was primarily due to a decrease in funds to affiliated companies and capital expenditure payments, as well as cash inflows received from repayments of funds to affiliated companies during the year ended December 31, 2019.

Net cash used in investing activities for the year ended December 31, 2019 mainly included funds to affiliated companies of US$630.9 million and capital expenditure payments of US$187.3 million, partially offset by repayments of funds to affiliated companies of US$69.3 million.

Net cash used in investing activities for the year ended December 31, 2018 mainly included funds to affiliated companies of US$1.02 billion and capital expenditure payments of US$388.4 million.

Our total capital expenditure payments for the year ended December 31, 2019 were US$187.3 million, as compared to US$388.4 million for the year ended December 31, 2018. Such capital expenditures for both years were mainly associated with our development projects, including Morpheus which opened in June 2018, as well as enhancement to our integrated resort offerings.

Financing Activities

Net cash provided by financing activities was US$114.3 million for the year ended December 31, 2019, which primarily represented (i) the proceeds from the US$900 million in aggregate principal amount of the 2029 Senior Notes, (ii) the proceeds from the US$600 million in aggregate principal amount of the 2027 Senior Notes, (iii) the proceeds from the drawdowns of the revolving credit facility under the 2015 Credit Facilities of US$550.2 million, and (iv) the proceeds from the US$500 million in aggregate principal amount of the 2026 Senior Notes, which were offset in part by (v) the repayment of revolving credit facility under the 2015 Credit Facilities of US$1,644.0 million, (vi) dividend payments of US$400.0 million and (vii) the scheduled repayment and partial early repayment of the term loan under the 2015 Credit Facilities of US$386.7 million.

Net cash provided by financing activities amounted to US$663.9 million for the year ended December 31, 2018, which primarily represented (i) proceeds of US$1,095.7 million from the drawdown of the revolving credit facility under the 2015 Credit Facilities and (ii) funds from an affiliated company of US$13.4 million, which were offset in part by (iii) dividend payments of US$400.0 million and (iv) the scheduled repayment of the term loan under the 2015 Credit Facilities of US$45.0 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of December 31, 2019:

As of December 31, 2019
(In thousands of US$)
2025 Senior Notes	$1,000,000
2026 Senior Notes	$500,000
2027 Senior Notes	$600,000
2029 Senior Notes	$900,000
2015 Credit Facilities	$1,150

$3,001,150

Major changes in our indebtedness during the year ended and subsequent to December 31, 2019 are summarized below.

During the year ended December 31, 2019, Melco Resorts Macau fully repaid the outstanding revolving credit facility and partially prepaid the outstanding term loan facility under the 2015 Credit Facilities. As of December 31, 2019, the outstanding principal amounts of term loan facility and revolving credit facility under the 2015 Credit Facilities were HK$8.96 million (approximately US$1.15 million) and nil, respectively. HK$9.75 billion (approximately US$1.25 billion) remains available for future drawdown in the revolving credit facility under the 2015 Credit Facilities, subject to satisfaction of certain conditions precedent. In March 2020, Melco Resorts Macau partially drew down HK$1.95 billion (approximately US$250.4 million) from the revolving credit facility under the 2015 Credit Facilities.

On April 26, 2019, we issued US$500.0 million in aggregate principal amount of the 2026 Senior Notes, the net proceeds from which were used to partially repay the principal amount outstanding under the revolving credit facility under the 2015 Credit Facilities.

On July 17, 2019, we issued US$600.0 million in aggregate principal amount of the 2027 Senior Notes, the net proceeds from which were used to partially repay the principal amount outstanding under the revolving credit facility under the 2015 Credit Facilities.

On December 4, 2019, we issued US$900.0 million in aggregate principal amount of the 2029 Senior Notes, the net proceeds from which were used to fully repay the principal amount outstanding under the revolving credit facility and to partially prepay the principal amount outstanding under the term loan facility under the 2015 Credit Facilities.

For further details of the above indebtedness, see note 10 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the extent to which borrowings are at fixed rates and still available to us, the maturity profile of such debt facilities, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “—Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “—Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on terms acceptable to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing, purchasing or otherwise retiring existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities. Any such activities will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors and the amounts involved may be material.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2019, we had capital commitments contracted for but not incurred mainly for the acquisition of property and equipment for City of Dreams totaling US$39.6 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 18 to the consolidated financial statements included elsewhere in this annual report.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other contractual obligations as of December 31, 2019 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2025 Senior Notes	$—	$—	$—	$1,000.0	$1,000.0
2026 Senior Notes	—	—	—	500.0	500.0
2027 Senior Notes	—	—	—	600.0	600.0
2029 Senior Notes	—	—	—	900.0	900.0
2015 Credit Facilities	0.2	1.0	—	—	1.2
Fixed interest payments	157.3	314.3	314.3	379.6	1,165.5
Operating leases(2)	21.6	22.2	3.2	34.2	81.2
Construction costs and property and equipment retention payables	10.1	—	—	—	10.1
Other contractual commitments:
Property and equipment acquisition commitments(3)	38.6	1.0	—	—	39.6
Gaming subconcession premium(4)	28.1	41.7	—	—	69.8

Total contractual obligations	$255.9	$380.2	$317.5	$3,413.8	$4,367.4

(1)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.
(3)	See note 18(a) to the consolidated financial statements included elsewhere in this annual report for further details on property and equipment acquisition commitments.
(4)

Represents annual premium with a fixed portion and a variable portion based on the number and type of gaming tables and machines in operation as of December 31, 2019 for our gaming subconcession which expires in June 2022. The gaming tax for gaming subconcession as disclosed in note 18(b) to the consolidated financial statements are not included in this table as the amount is variable in nature.

Off-Balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All subsidiaries of our company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2019, the aggregate balance of the reserves amounted to US$31.5 million.

During the year ended December 31, 2019, the sole director of our company declared dividends of US$332,778.7 per share to the Parent. The Parent currently has a quarterly dividend policy which targets to distribute quarterly cash dividends of US$0.05504 per ordinary share of the Parent (equivalent to US$0.16512 per ADS) to its shareholders. The Parent declared quarterly dividends according to its dividend policy in each quarter of the year 2019 and we funded each of the dividend payments made by the Parent to its shareholders.

Restrictions on Distributions

Under the 2015 Credit Facilities, which apply on and from June 29, 2015, the payment of dividends to companies or persons who are not members of the relevant borrowing group, comprising Melco Resorts Macau and certain of our subsidiaries specified as guarantors (the “2015 Borrowing Group”) remains restricted in certain circumstances, unless certain financial tests and conditions are satisfied and there is no continuing default under the 2015 Credit Facilities. See “Description of Other Material Indebtedness” for more details.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices.

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations. As of December 31, 2019, we are subject to fluctuations in HIBOR as a result of our 2015 Credit Facilities.

As of December 31, 2019, almost all of our total gross indebtedness was based on fixed rates. Based on December 31, 2019 indebtedness level, an assumed 100 basis point change in HIBOR would cause immaterial change to our annual interest cost.

To the extent that we effect hedging in respect of our credit facilities, the counterparties to such hedging will also benefit from the security and guarantees we provide to the lenders under such credit facilities, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our consolidated financial statements in U.S. dollar. The majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca and H.K. dollar. In addition, a significant portion of our indebtedness, as a result of the 2025 Senior Notes, 2026 Senior Notes, 2027 Senior Notes and 2029 Senior Notes and certain expenses, have been and are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar.

The value of the H.K. dollar and Pataca against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subjected to fluctuations. Any significant fluctuations in exchange rates between H.K. dollar or Pataca to U.S. dollar may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2019, in addition to H.K. dollar and Pataca, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2019. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 10 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2019.

Major currencies in which our cash and bank balances held as of December 31, 2019 were U.S. dollar, H.K. dollar and Pataca. Based on the cash and bank balances as of December 31, 2019, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$6.5 million for the year ended December 31, 2019.

BUSINESS

Overview

We are a developer, owner and operator of casino gaming and entertainment casino resort facilities. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two wholly-owned casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also provide gaming and non-gaming services to Studio City pursuant to the Services and Right to Use Arrangements and Master Services Agreements.

In June 2018, we opened Morpheus, the third phase of City of Dreams in Cotai, Macau. With 1.0 million square feet of hotel space and 0.3 million square feet of podium space, Morpheus houses approximately 770 rooms, suites and villas. For prevailing Macau market condition, see “Market and Competition.”

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate three Forbes Travel Guide Five-Star hotels in Macau – Altira Macau, Morpheus and Nüwa – and have received 14 Forbes Travel Guide Five-Star and one Forbes Travel Guide Four-Star recognition across our properties in 2020. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market. According to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues in 2016 as compared to 2015, with gross gaming revenues in Macau declining by approximately 3.3% on a year-on-year basis. We believe such decline was primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. The operating environment improved in 2017, with gross gaming revenues in Macau increasing 19.1% on a year-on-year basis and continued to improve in 2018 with gross gaming revenues in Macau increasing 14.0% on a year-on-year basis according to the DICJ. However, according to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-on-year basis in 2019 as compared to 2018 and, in the first quarter of 2020, declined by 60.0% as compared to the first quarter of 2019 and, in March 2020, declined by 79.7% on a year-on-year basis.

Since December 2019, there have been reported cases of Covid-19 in Macau, the Philippines, Hong Kong, China, Singapore, South Korea, Japan, Iran, Europe, the U.S. and other parts of the world. On January 31, 2020, the Covid-19 outbreak was declared a global emergency by the World Health Organization. As a result of the Covid-19 outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a 15-day period in February 2020. Upon resumption of operations, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that the number of players and spectators at tables be limited to three to four, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances. On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. As the Covid-19 outbreak continues to spread, Macau, China and other countries or regions have imposed new or modified existing travel restrictions and/or quarantine measures to further restrict or discourage individuals from traveling into or out of these countries or regions. For example, in March 2020, the Macau government announced the prohibition of all foreigners from entering Macau other than residents of Hong Kong and Taiwan, provided such residents undergo a mandatory 14-day quarantine upon entry into Macau and have not otherwise been to other areas in the preceding 14 days. The PRC government in March 2020 also announced further measures significantly reducing the movement of individuals between Macau and the province of Guangdong, including general requirements for those entering Guangdong province returning from Macau to be subject to a mandatory 14-day quarantine.

The disruptions to our operations caused by the Covid-19 outbreak have had a material effect on the Company’s financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects have continued beyond the first quarter of 2020 and may worsen. Any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain. Given the uncertainty around the extent and timing of the potential future spread or mitigation of Covid-19 and around the imposition or relaxation of protective measures, we are unable to reasonably estimate the impact to our future results of operations, cash flows and financial condition.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip players from regional markets across Asia. In 2019, City of Dreams had an average of approximately 516 gaming tables and approximately 822 gaming machines. In January 2019, the Macau government authorized Melco to operate 40 additional gaming tables at City of Dreams.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Morpheus offers approximately 770 rooms, suites and villas. Nüwa and The Countdown each offers approximately 300 guest rooms and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. In addition, City of Dreams includes approximately 25 restaurants and bars, approximately 165 retail outlets, a wet stage theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Club Cubic nightclub offers approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings. The opening of Morpheus in June 2018 provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water created by Franco Dragone.

Due to its outstanding customer service and diverse range of unique world-class entertainment experiences, City of Dreams has garnered numerous awards in the prestigious International Gaming Awards over the years. City of Dreams was honored as “Casino VIP Room of the Year” in 2014, “Integrated Resort of the Year” in 2013, “Customer Experience of the Year” in 2012 and received “Casino VIP Room” and “Casino Interior Design” awards in 2011. It also received the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development. City of Dreams’ Nüwa (then branded as Crown Towers) was the first hotel brand in Macau to receive the Forbes Travel Guide Five-Star recognition for its hotel, spa and every restaurant in January 2014. It was recognized as a Forbes Travel Guide Five-Star hotel for the eighth consecutive year in 2020, and its spa and the Cantonese culinary masterpiece, Jade Dragon, were awarded Forbes Travel Guide Five-Star recognition as well. Nüwa and Nüwa Spa were also named one of the “2018 World’s Most Luxurious Hotels” and “2018 World’s Most Luxurious Spas” by Forbes Travel Guide, respectively. In addition, the ultimate French culinary experience provided by Alain Ducasse at Morpheus received its first Forbes Travel Guide Five-Star recognition in 2020 and attained two Michelin stars in the Michelin Guide Hong Kong Macau 2020 for the second year running. The renowned Cantonese culinary masterpiece Jade Dragon maintained its three-star Michelin rating for the second consecutive year in the Michelin Guide Hong Kong Macau 2020, and was also included in the 2019 list of Asia’s 50 Best Restaurants, a gastronomic guide judged by Asia’s 50 Best Restaurants Academy, for the third consecutive year. Moreover, Yi at Morpheus was honored with Forbes Travel Guide Five-Star recognition in 2020. Yi at Morpheus has also been included in the list of The Top 20 Best Restaurants in Hong Kong and Macau 2019 by Hong Kong Tatler, and was recommended by Michelin Guide Hong Kong Macau 2020 together with the contemporary French cuisine Voyages at Morpheus. Morpheus has earned numerous global acclaims since its grand opening in June 2018. In 2020, Morpheus was honored as the world’s first and only establishment to attain Forbes Travel Guide Five-Star recognition across its entire hotel, spa and dining facilities, approximately a year after its grand opening. The Morpheus Spa also won the Forbes Spa of the Year Award, attaining the highest score among the world’s most outstanding spa establishments.

Morpheus was the first in Macau to win an architecture and design accolade at Prix Versailles 2019 for Central and Northeast Asia in the Hotels category, and was the winner of the Design Den category in the Big Sleep Awards 2019 by National Geographic Traveller (UK) magazine. It has been named “Building of the Year Award” by ArchDaily, the world’s most visited architecture website, and was honored “Best Hotel Architecture” and “Best New Hotel Construction & Design in Macau” at Asia Pacific Property Awards in 2019. In 2018, Morpheus was hailed as one of the “World’s Greatest Places” in 2018 by TIME magazine, as the only Macau entry on the list. It has also won the Most Valuable Brand Gold Award in the 2018 Business Awards of Macau and ArchDaily’s 2019 Building of the Year Award in the Hospitality Architecture Category.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning water-based extravaganza, The House of Dancing Water. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The HK$2.0 billion world-class production was honored by the Global Gaming Expo (G2E) Asia Awards 2019 for Best Integrated Resorts Non-Gaming Attraction. In addition, it received the 2019 Certificate of Excellence and the 2019 Hall of Fame from Trip Advisor for its consistent achievement of high ratings from travelers, and was awarded the Excellence Award as the “Most Valuable Brand Award” by Business Awards of Macau in 2015. The show also garnered the “Culture, Entertainment & Sporting Events Award” in the Effie China Awards in 2012 and the prestigious “International THEA Award for Outstanding Achievement” from the Themed Entertainment Association and was named the “Best Entertainment of Macau” in the 2011 Hurun Report.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

In 2019, Altira Macau had an average of approximately 103 gaming tables and 178 gaming machines operated as a Mocha Club at Altira Macau. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-storey Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Travel Guide Five-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 230 guest rooms, including suites and villas, as of December 31, 2019. A number of restaurants and dining facilities are available at Altira Macau, including a leading Mediterranean cuisine restaurant, Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded Forbes Travel Guide Five-Star recognition in lodging and spa categories by Forbes Travel Guide for 11 consecutive years in 2020. It was also named one of the “World’s Most Luxurious Hotels” by Forbes Travel Guide. Altira Spa was selected as the Regional Winner in the “Luxury Urban Escape” category at the 2019 World Luxury Spa Awards. It was also honored as the Regional Winner in the “Luxury Fitness Spa” category and Country Winner in the “Luxury Wellness Spa” category at the 2018 World Luxury Spa Awards, and was honored as the Global Winner in the “Best Luxury Fitness Spa” category in 2014. Altira Macau’s swimming pool was named by US Forbes Traveler as one of the ten best hotel pools in the world and one of eight outstanding indoor hotel pools by CNN.com.

Altira Macau houses several award-winning restaurants. Its Mediterranean cuisine restaurant Aurora has earned Forbes Travel Guide Five-Star recognition for the seventh consecutive year in 2020, while its Japanese tempura specialist Tenmasa has also received Forbes Travel Guide Five-Star recognition for the sixth consecutive year in 2020 and was recommended by Michelin Guide Hong Kong Macau 2020. Its Cantonese restaurant, Ying, celebrated its first Forbes Travel Guide Five-Star recognition in 2020 and was awarded a Michelin star in the Michelin Guide Hong Kong Macau 2020 for the fourth consecutive year. In addition, Aurora, Tenmasa and Ying were winners of the “Best of Award Excellence of Wine Spectator” in 2015.

In recognition of their outstanding service and service management, Ying and Tenmasa also respectively received the Service Star Award in the “Deluxe Restaurant” and “First Class Restaurant” categories in the “Quality Tourism Services Accreditation Scheme 2017” organized by the Macau Government Tourism Office.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau. In 2019, Mocha Clubs had eight clubs with an average of approximately 1,478 gaming machines in operation (including approximately 178 gaming machines at Altira Macau). According to the DICJ, there was a total of 17,009 slot machines in the Macau market as of December 31, 2019. Mocha Clubs focus on general mass market players, including day trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

The Mocha Club gaming facilities include what we believe is the latest technology for gaming machines and offer both electronic gaming machines, including stand-alone machines, stand-alone progressive jackpot machines and linked progressive jackpot machines with a variety of games, and electronic table games which feature fully-automated multi-player machines with roulette, baccarat and sic-bo, a traditional Chinese dice game.

Our Development Projects

We continually seek new opportunities for additional gaming or related businesses in Macau. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Our Land and Premises

We operate our gaming business at our operating properties in Macau in accordance with the terms and conditions of our gaming subconcession. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts.

City of Dreams

City of Dreams is located in Cotai, Macau with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to COD Resorts and Melco Resorts Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant has been amended in September 2010 and January 2014, respectively. Under the terms of the revised land concession, the development period was extended to January 28, 2018, the hotel to be developed was changed to a five-star hotel and the total developable gross floor area on the land was increased to 692,619 square meters (equivalent to approximately 7.5 million square feet). Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160 million), which was paid in full in January 2016. In January 2018, the Macau government approved the extension of the development period to June 11, 2018. In June 2018, we opened Morpheus, the third phase of City of Dreams in Cotai, Macau.

Under the current terms of the land concession, the annual government land use fees payable during the development are MOP9.5 million (equivalent to US$1.2 million) and the annual government land use fees payable after completion of development are MOP9.9 million (equivalent to US$1.2 million). The government land use fee amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use at City of Dreams including the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government that is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Resorts. The land grant was amended in December 2013. The total gross floor area of Altira Macau is approximately 104,000 square meters (equivalent to approximately 1,119,000 square feet). Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21 million) which was paid in full in 2013. According to the current terms of the land concession, the annual government land use fees payable are MOP1.5 million (equivalent to US$0.2 million). This amount may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use at Altira Macau, including the main gaming equipment and software, to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 133,700 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	19,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Grand Dragon Hotel	26,500
Sintra	November 2005	G/F and 1/F of Hotel Sintra	11,000
Macau Tower	September 2011	LG/F and G/F of Macau Tower	19,600
Golden Dragon	January 2012	G/F, 1/F and 2/F of Hotel Golden Dragon	20,500
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Kuong Fat	June 2014	Macau, Rua de Pequim No. 174., Centro Comercial Kuong Fat Cave A	13,800
Mocha Altira	November 2017	Avenida De Kwong Tung, No. 786, 798, 816 e 840, Taipa, Macau	10,500

Total			133,700

Premises are being operated under leases, subleases or right to use agreements that expire at various dates through June 2022, which are renewable upon reaching agreements with the owners.

In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machine operations.

Other Premises

Grand Dragon Casino (formerly known as Taipa Square Casino) premises, including the fit-out and gaming-related equipment, are located on the ground floor and level one within Grand Dragon Hotel (formerly, the Hotel Taipa Square) in Macau and occupy a floor area of approximately 1,700 square meters (equivalent to approximately 18,300 square feet). We operate Grand Dragon Casino under a right-to-use agreement.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising, sales and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and explores media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. A sales team has been established that directly liaises with current and potential customers within target Asian countries in order to grow and retain high-end customers. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of commission and other incentive-based programs. We employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized in accordance with their expected revenue contributions. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to track the gaming behavior and spending patterns of our patrons. We believe these tools help deepen our understanding of our customers to optimize yields and make continued improvements to our properties. As our advertising and marketing activities occur in various jurisdictions, we aim to ensure we are in compliance with all applicable laws in relation to our advertising and marketing activities.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our major existing operating properties.

Non-Gaming Patrons

In addition to its mass market and rolling chip gaming offerings, City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, four hotels, as well as a selection of restaurants, bars and retail outlets. Altira Macau is designed to provide a high-end casino and hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience.

Gaming Patrons

Our gaming patrons include rolling chip players and mass market players.

Mass market players are non-rolling chip players and they come to our properties for a variety of reasons, including our direct marketing efforts, brand recognition, the quality and comfort of our mass market gaming floors and our non-gaming offerings. Mass market players are further classified as general mass market and premium mass market players.

Rolling chip players at our casinos are patrons who participate in our in-house rolling chip programs or in the rolling chip programs of our gaming promoters, also known as junket operators. Our rolling chip players play mostly in our dedicated VIP rooms or designated gaming areas.

Our in-house rolling chip programs consist of rolling chip players sourced through our direct marketing efforts and relationships, whom we refer to as premium direct players. Premium direct players can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.

Gaming Promoters

A portion of our rolling chip play is brought to us by gaming promoters, also known as junket operators. While rolling chip players sourced by gaming promoters do not earn direct gaming-related rebates from us, we pay a commissions and provide other complimentary services to gaming promoters.

In Macau, we engage gaming promoters to promote our VIP gaming rooms primarily due to the gaming promoters’ knowledge of and experience within the Macau gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff while gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month.

Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. We expect to continue to evaluate and selectively add or remove gaming promoters going forward.

We typically enter into gaming promoter agreements for a one-year term that are automatically renewed in subsequent years unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if the DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 27/2009 governing gaming promotion activity as promulgated by the Macau government, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions on rolling chip volume-based arrangements.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As a customary practice in Macau gaming market, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently collecting credit, from their players.

We extend interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods under credit agreements that are separate from the gaming promoter agreements. Credit is also granted to certain gaming promoters on a revolving basis. All gaming promoter credit lines are generally subject to monthly review and various settlement procedures, including our credit committee review and other checks performed by our cage, count and credit department, to evaluate the liquidity and financial health of gaming promoters to whom we grant such credit. These procedures allow us to calculate the commissions payable to a gaming promoter and to determine the amount which can be offset, together with any other values held by us from the gaming promoter, against the outstanding credit balances owed by a gaming promoter. Credit is granted to a gaming promoter based on the performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor. If we determine that a gaming promoter has good credit history and a track record of large business volumes, we may extend credit exceeding one month of commissions payable. This credit is typically unsecured. Although the amount of such credit may exceed the amount of accrued commissions payable to, and any other amounts of value held by us from, the gaming promoters, we generally obtain personal checks and/or promissory notes from guarantors or other forms of collateral. We have in place internal controls and credit policies and procedures to manage such credit risks.

We aim to pursue overdue debts from gaming promoters and premium direct players. This collection activity includes, as applicable, frequent personal contact with the debtor, notices of delinquency and litigation. However, we may not be able to collect all of our gaming receivables from our credit customers and gaming promoters.

Our allowance for doubtful accounts may fluctuate significantly from period to period as a result of having significant individual customer account balances where changes in their status of collectability cause significant changes in our allowance. For information regarding allowances for doubtful accounts, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Accounts Receivable and Credit Risk.”

Market and Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records in the operation of major hotel casino resort properties.

Macau Gaming Market

In 2019 and 2018, Macau generated approximately US$36.5 billion and US$37.7 billion of gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Gross gaming revenues in Macau expanded 13.5% in 2012 and 18.6% in 2013, according to the DICJ. The DICJ figures show that the Macau gaming market has been through a challenging period since 2014, with a decline in gross gaming revenues of 2.6% in 2014 and 34.3% in 2015 and 3.3% in 2016, primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to the DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014 and 39.9% year-over-year in 2015 and 6.9% in 2016, while the higher margin mass market table games segment increased 15.5% in 2014 and declined 26.7% in 2015 and increased 1.8% in 2016. The operating environment improved in 2017, with gross gaming revenues in Macau increasing 19.1% on a year-over-year basis and continued to improve in 2018 with gross gaming revenues in Macau increasing 14.0% on a year-over-year basis according to the DICJ. According to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis in 2019 as compared to 2018. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy.

The mass market table games segment accounted for 48.6% of market-wide gross gaming revenues in 2019, compared to 40.2% of market-wide gross gaming revenues in 2018 and 38.3% in 2017, according to the DICJ. With our large exposure to the mass market table games segment in the fast growing Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market.

While industry trends in Macau improved between the third quarter of 2016 to the last quarter of 2018, according to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues from 2014 to 2016 and the gross gaming revenues in Macau also declined by 3.4% on a year-over-year basis in 2019 as compared to 2018. Macau continues to be impacted by a range of external factors, including the slowdown in the Chinese economy and government policies that may adversely affect the Macau gaming market. For example, the Chinese government has taken measures to deter marketing of gaming activities to mainland Chinese residents by foreign casinos and to reduce capital outflow. Such measures include reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawals and the launch of facial recognition and identity card checks with respect to certain ATM users. More recently, the Macau gaming market has been significantly impacted by the Covid-19 outbreak. According to the DICJ, gross gaming revenues in Macau declined by 60.0% on a year-over-year basis in the first quarter of 2020 as compared to the first quarter of 2019 and, in March 2020, declined by 79.7% on a year-on-year basis.

We believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework and significant new infrastructure developments in Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau totaled more than 39.4 million in 2019, increasing by 10.1% compared to 2018. While visitors from China represented 70.9%, increasing by 10.5% compared to 2018, visitors from Hong Kong and Taiwan represented 18.7% and 2.7%, of all visitors to Macau in 2019, respectively.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, in which family members of Mr. Lawrence Ho, our chairman and chief executive officer, have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy. SJM granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy granted a subconcession to VML, a subsidiary of Sands China Ltd and Las Vegas Sands Corporation. Melco Resorts Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor, Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and is currently developing its project in Cotai which is expected to open in the second half of 2020.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened Wynn Palace, in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing Phase 3 of the Galaxy Macau Resort, which is currently expected to be completed and operational in 2021, while Phase 4 is expected to be completed and operational in 2022.

VML operates Sands Macao on the Macau peninsula, The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao, the Sands Cotai Central and the Parisian Macao and has announced the re-branding and redevelopment of Sands Cotai Central into The Londoner Macao.

MGM Grand Paradise opened its MGM Macau in December 2007, which is located next to Wynn Macau on the Macau peninsula, and its MGM Cotai in February 2018.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties.

Each of these concessionaires was permitted to grant one subconcession. The Macau government is currently considering the process of renewal, extension or grant of gaming concessions or subconcessions expiring in 2022. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including on the annual rate of increase in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2019 was 6,739. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change in the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. Kangwon Land operates the only casino in the country that is open to accept Korean nationals. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau.

We will face competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world. These include Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. together with Melco Resorts Leisure (PHP) Corporation, the manager and operator of City of Dreams Manila and an indirect subsidiary of the Parent, as well as Philippines Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010. In December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau, our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are in general the key periods where business and visitation increase considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Employees

We had 15,947 and 15,495 employees as of December 31, 2019 and 2018, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2019 and 2018.

	As of December 31,
	2019		2018
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	693	4.3%	745	4.8%
Altira Macau	1,686	10.6%	1,668	10.8%
City of Dreams	8,672	54.4%	8,312	53.6%
Corporate and centralized services	412	2.6%	396	2.6%
Studio City	4,484	28.1%	4,374	28.2%

Total	15,947	100.0%	15,495	100.0%

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees.

We have implemented a number of employee attraction and retention initiatives over recent years for the benefit of our employees and their families. These initiatives include, among others, a unique in-house learning academy (which provides curriculum across multi-functional tracks such as technical training — gaming and non-gaming, sales and marketing, legal, finance, human resources, computer application, language, service, leadership and lifestyle), a foundation acceleration program designed to enhance our employees’ understanding of business perspectives beyond their own jobs, an on-site high school diploma program and Diploma in Casino Management program (a collaboration with The University of Macau), the Diploma in Hospitality Management (a collaboration with the Institute for Tourism Studies), scholarship awards to encourage the concept of life-long learning, as well as ample internal promotion and transfer opportunities. In September 2015, we launched the Melco You-niversity program with the Edinburgh Napier University, an overseas institution based in the United Kingdom which was rated ‘Excellent’ in Eduniversal 2014 ranking, to bring a bachelor degree program in-house.

Intellectual Property

We have applied for and/or registered certain trademarks, including “Morpheus,” “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown” and “Melco Resorts & Entertainment” in Macau and/or other jurisdictions. We have also applied for or registered in Macau and other jurisdictions certain other trademarks and service marks used or to be used in connection with the operations of our hotel casino projects in Macau.

Legal and Administrative Proceedings

We are currently a party to certain legal and administrative proceedings which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our sole director and executive officers as of the date of this annual report.

Name	Age	Position/Title
Clarence Yuk Man Chung	57	Director
Lawrence Yau Lung Ho	43	Chief Executive Officer
Geoffrey Stuart Davis	51	Chief Financial Officer

Mr. Clarence Yuk Man Chung is our sole director. Mr. Chung is a director of the Parent and he was appointed to his current role in November 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of Melco Resorts and Entertainment (Philippines) Corporation (“MRP”) since December 2012, a director of SCI since October 2018 and has also been appointed as a director of certain of the Parent’s subsidiaries incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including 2018) by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.

Mr. Lawrence Yau Lung Ho is our chief executive officer. He was appointed as the Parent’s director on December 20, 2004, and served as its co-chairman and chief executive officer between December 2004 and April 2016 before he was re-designated as chairman and chief executive officer in May 2016. Since November 2001, Mr. Ho has served as the managing director of Melco International and its chairman and chief executive officer since March 2006. In addition, Mr. Ho has been a director of SCI since July 2011. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investment Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in Hong Kong, Macau and mainland China. He is a vice chairman of the All-China Federation of Industry and Commerce; a vice patron of The Community Chest of Hong Kong; a member of the All China Youth Federation; a member of the Macau Basic Law Promotion Association; chairman of the Macau International Volunteers Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; honorary lifetime director of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Association of Property Agents and Real Estate Developers of Macau; and director executive of the Macao Chamber of Commerce.

In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005. In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

As a socially-responsible young entrepreneur in Hong Kong, Mr. Ho was selected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. In 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards.

Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time in 2014 and was granted the “Leadership Gold Award” in the Business Awards of Macau in 2015. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for eight consecutive years since 2012, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the eighth time in 2019.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. Geoffrey Stuart Davis is our chief financial officer. Mr. Davis is also the executive vice president and chief financial officer of the Parent and he was appointed to this role in April 2011. Prior to that, he served as the Parent’s deputy chief financial officer from August 2010 to March 2011 and the Parent’s senior vice president, corporate finance since 2007, when he joined the Parent. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017, a director of MRP since January 2018 and the chief financial officer and a director of SCI since June 2019 and October 2018, respectively. Prior to joining the Parent, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2019 and 2018, see note 19 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

2015 Credit Facilities

Overview

On June 29, 2015, our subsidiary Melco Resorts Macau, as borrower, amended and restated a prior senior secured credit facilities agreement to a HK$13.65 billion (equivalent to US$1.75 billion based on the exchange rate on the transaction date) senior secured credit facilities agreement (“2015 Credit Facilities”). The 2015 Credit Facilities comprise a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500 million based on the exchange rate on the transaction date) with a term of 6 years (the “2015 Term Loan Facility”) and a multicurrency revolving credit facility of HK$9.75 billion (equivalent to US$1.25 billion based on the exchange rate on the transaction date) with a term of 5 years (the “2015 Revolving Credit Facility”). The 2015 Credit Facilities provide for additional incremental facilities to be made available, upon further agreement with any of the existing lenders under the 2015 Credit Facilities or other entities, of up to US$1.3 billion (the “2015 Incremental Facility”).

Maturity Date

The final maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facility will be further specified and agreed by Melco Resorts Macau and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facility.

Drawdowns/Repayment

As of December 31, 2019, the outstanding principal balances under the 2015 Term Loan Facility and the 2015 Revolving Credit Facility were HK$9.0 million (equivalent to US$1.2 million) and nil, respectively. The 2015 Revolving Credit Facility of HK$9.75 billion (equivalent to US$1.25 billion) remains available for future drawdown as of December 31, 2019.

Drawdowns on the 2015 Term Loan Facility are subject to satisfaction of conditions precedent specified in the 2015 Credit Facilities and the 2015 Revolving Credit Facility is available on a fully revolving basis up to the date that is one month prior to the 2015 Revolving Credit Facility’s final maturity date.

The 2015 Term Loan Facility is repayable in quarterly installments according to an amortization schedule commenced on September 29, 2016. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. Melco Resorts Macau may make voluntary prepayments in respect of the 2015 Credit Facilities in a minimum amount of HK$160.0 million (equivalent to approximately US$20.5 million), plus the amount of any applicable break costs. Melco Resorts Macau is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2015 Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the 2015 Borrowing Group, the 2015 Credit Facilities are required to be repaid in full. In the event of a change of control, Melco Resorts Macau may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full. Under the terms of the 2015 Credit Facilities, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Resorts Macau or the Company by the Parent or/and Melco International, and liquidation or dissolution of the Company.

Interest and Fees

Borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. Melco Resorts Macau may select an interest period for borrowings under the 2015 Credit Facilities of one, two, three or six months or any other agreed period. Melco Resorts Macau is obligated to pay a commitment fee quarterly in arrears from July 13, 2015 on the undrawn amount of the 2015 Revolving Credit Facility until the end of the applicable availability period. A commitment fee is payable quarterly in arrears from June 29, 2015 until the date falling one month after on the undrawn amount of the 2015 Term Loan Facility. Loan commitment fees on the 2015 Credit Facilities amounting to US$2.3 million and US$3.9 million were recognized during the years ended December 31, 2019 and 2018, respectively.

Security

The indebtedness under the 2015 Credit Facilities is guaranteed by the 2015 Borrowing Group. Security for the 2015 Credit Facilities includes: a first-priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain bank accounts, buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

Covenants

The 2015 Credit Facilities contain covenants customary for such financings, including, but not limited to, the limitations on (except as permitted under the 2015 Credit Facilities) (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets.

The financial covenants under the 2015 Credit Facilities including a leverage ratio, total leverage ratio and interest cover ratio:

a.	Leverage, as defined in the 2015 Credit Facilities, which cannot exceed 3.50 to 1.00 for the quarterly reporting periods ending September 30, 2015, onwards;

b.	Total Leverage, as defined in the 2015 Credit Facilities, which cannot exceed 4.50 to 1.00 for the quarterly reporting periods ending September 30, 2015, onwards; and

c.	Interest Cover, as defined in the 2015 Credit Facilities, which must be greater than or equal to 2.50 to 1.00 for the quarterly reporting periods ending September 30, 2015 onwards.

There are provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group, although the restrictions have been amended, and the payment of dividends is now permitted either:

a.	among the 2015 Borrowing Group;

b.	where arising from revenues derived from certain specified operations outside the 2015 Borrowing Group; or

c.

(on the basis that no event of default is continuing or likely to occur as a result of such distribution) subject to compliance with the relevant financial covenants on a pro forma basis after giving effect to such payment or distribution.

As of December 31, 2019, there were no material net assets of the 2015 Borrowing Group restricted from being distributed under the terms of the 2015 Credit Facilities as certain financial tests and conditions were satisfied.

Events of Default

The event of default regime under the 2015 Credit Facilities comprises events of default that are customary for a facility of this nature including, among others, subject to certain grace periods and exceptions: (i) the failure to make any payment when due; (ii) the breach of financial covenants; (iii) a cross-default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrower and/or guarantors and/or members of the Borrowing Group; the breach of the credit facility documents; (iv) certain events occurring which may give rise to a termination or rescission of Melco Resorts Macau’s subconcession contract and land concessions; (vi) insolvency or bankruptcy events; and (vii) misrepresentations on the part of the borrower and guarantors in statements made in the loan documents delivered to the lenders.

2025 Senior Notes

Overview

On June 6, 2017, Melco Resorts Finance issued the First 2025 Senior Notes, comprising US$650 million in aggregate principal amount of 4.875% senior notes due 2025, at an issue price of 100% of the principal amount, and, on July 3, 2017, Melco Resorts Finance issued the Additional 2025 Senior Notes, comprising US$350 million in aggregate principal amount of 4.875% senior notes due 2025, at an issue price of 100.75% of the principal amount.

Interest

The 2025 Senior Notes bear interest at a rate of 4.875% per annum, payable semi-annually in arrears on June 6 and December 6 of each year.

Ranking and Priority

The 2025 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2025 Senior Notes mature on June 6, 2025 and Melco Resorts Finance has the option to redeem all or a portion of the 2025 Senior Notes at any time prior to June 6, 2020, at the applicable “make-whole” redemption price as described in the 2025 Senior Notes indenture. On or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2025 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2025 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to June 6, 2020. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2025 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2025 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2025 Senior Notes Indenture, each holder of the 2025 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2025 Senior Notes at a fixed redemption price.

Covenants

The 2025 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2025 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2025 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2025 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2025 Senior Notes indenture, the trustee under the 2025 Senior Notes indenture or the holders of at least 25% of the then outstanding 2025 Senior Notes may declare the principal of the 2025 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2026 Senior Notes

Overview

On April 26, 2019, Melco Resorts Finance issued the 2026 Senior Notes, comprising US$500 million in aggregate principal amount of 5.250% senior notes due 2026, at an issue price of 100% of the principal amount.

Interest

The 2026 Senior Notes bear interest at a rate of 5.250% per annum, payable semi-annually in arrears on April 26 and October 26 of each year.

Ranking and Priority

The 2026 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2026 Senior Notes mature on April 26, 2026 and Melco Resorts Finance has the option to redeem all or a portion of the 2026 Senior Notes at any time prior to April 26, 2022, at the applicable “make-whole” redemption price as described in the 2026 Senior Notes indenture. On or after April 26, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2026 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2026 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to April 26, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2026 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2026 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2026 Senior Notes indenture, each holder of the 2026 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2026 Senior Notes at a fixed redemption price.

Covenants

The 2026 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2026 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2026 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2026 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2026 Senior Notes indenture, the trustee under the 2026 Senior Notes indenture or the holders of at least 25% of the then outstanding 2026 Senior Notes may declare the principal of the 2026 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2027 Senior Notes

Overview

On July 17, 2019, Melco Resorts Finance issued the 2027 Senior Notes, comprising US$600 million in aggregate principal amount of 5.625% senior notes due 2027, at an issue price of 100% of the principal amount.

Interest

The 2027 Senior Notes bear interest at a rate of 5.625% per annum, payable semi-annually in arrears on January 17 and July 17 of each year beginning on January 17, 2020.

Ranking and Priority

The 2027 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2027 Senior Notes mature on July 17, 2027 and Melco Resorts Finance has the option to redeem all or a portion of the 2027 Senior Notes at any time prior to July 17, 2022, at the applicable “make-whole” redemption price as described in the 2027 Senior Notes indenture. On or after July 17, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2027 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2027 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 17, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2027 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2027 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2027 Senior Notes indenture, each holder of the 2027 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2027 Senior Notes at a fixed redemption price.

Covenants

The 2027 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2027 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2027 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness;

insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2027 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2027 Senior Notes indenture, the trustee under the 2027 Senior Notes indenture or the holders of at least 25% of the then outstanding 2027 Senior Notes may declare the principal of the 2027 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2029 Senior Notes

Overview

On December 4, 2019, Melco Resorts Finance issued the 2029 Senior Notes, comprising US$900 million in aggregate principal amount of 5.375% senior notes due 2029, at an issue price of 100% of the principal amount.

Interest

The 2029 Senior Notes bear interest at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year beginning on June 4, 2020.

Ranking and Priority

The 2029 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2029 Senior Notes mature on December 4, 2029 and Melco Resorts Finance has the option to redeem all or a portion of the 2029 Senior Notes at any time prior to December 4, 2024, at the applicable “make-whole” redemption price as described in the 2029 Senior Notes indenture. On or after December 4, 2024, Melco Resorts Finance has the option to redeem all or a portion of the 2029 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2029 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to December 4, 2024. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2029 Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2029 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2029 Senior Notes indenture, each holder of the 2029 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2029 Senior Notes at a fixed redemption price.

Covenants

The 2029 Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2029 Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2029 Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2029 Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2029 Senior Notes indenture, the trustee under the 2029 Senior Notes indenture or the holders of at least 25% of the then outstanding 2029 Senior Notes may declare the principal of the 2029 Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Other Financing

We may obtain financing or refinancing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects and other matters. The amounts may be material.

MELCO RESORTS FINANCE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

REPORT OF INDEPENDENT AUDITORS

To the Shareholder and the Sole Director of Melco Resorts Finance Limited

We have audited the accompanying consolidated financial statements of Melco Resorts Finance Limited which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, shareholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Melco Resorts Finance Limited at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Change in Method for Accounting for Leases

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases effective January 1, 2019, using the modified retrospective approach. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young

Hong Kong

April 28, 2020

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2019	2018
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$654,623	$882,989
Accounts receivable, net	265,943	212,375
Receivables from affiliated companies	385,694	323,640
Inventories	26,640	25,042
Prepaid expenses and other current assets	50,624	46,108

Total current assets	1,383,524	1,490,154

PROPERTY AND EQUIPMENT, NET	2,873,763	2,973,673

GAMING SUBCONCESSION, NET	141,440	197,533

INTANGIBLE ASSETS	4,215	4,193

GOODWILL	81,820	81,376

LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	56,925	74,691

RECEIVABLES FROM AFFILIATED COMPANIES, NON-CURRENT	1,638,390	1,019,246

OPERATING LEASE RIGHT-OF-USE ASSETS	54,956	—

LAND USE RIGHTS, NET	313,440	322,533

TOTAL ASSETS	$6,548,473	$6,163,399

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$15,075	$15,591
Accrued expenses and other current liabilities	1,127,281	1,377,916
Income tax payable	3,359	3,341
Operating lease liabilities, current	21,121	—
Current portion of long-term debt, net	146	44,304
Payables to affiliated companies	76,876	74,832

Total current liabilities	1,243,858	1,515,984

LONG-TERM DEBT, NET	2,958,897	2,404,258

OTHER LONG-TERM LIABILITIES	4,504	7,863

DEFERRED TAX LIABILITIES	11,330	11,654

OPERATING LEASE LIABILITIES, NON-CURRENT	39,762	—

PAYABLE TO AN AFFILIATED COMPANY, NON-CURRENT	2,143	1,953

TOTAL LIABILITIES	$4,260,494	$3,941,712

COMMITMENTS AND CONTINGENCIES (Note 18)

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2019	2018
SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	$—	$—
Additional paid-in capital	1,849,785	1,849,785
Accumulated other comprehensive income (losses)	11,997	(15,162)
Retained earnings	426,197	387,064

Total shareholder’s equity	2,287,979	2,221,687

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$6,548,473	$6,163,399

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018
OPERATING REVENUES
Casino	$4,495,336	$4,043,641
Rooms	204,834	169,648
Food and beverage	116,140	90,446
Entertainment, retail and other	292,057	294,667

Total operating revenues	5,108,367	4,598,402

OPERATING COSTS AND EXPENSES
Casino	(3,074,334)	(2,818,253)
Rooms	(58,578)	(49,027)
Food and beverage	(100,012)	(82,268)
Entertainment, retail and other	(64,707)	(66,173)
General and administrative	(870,319)	(794,219)
Pre-opening costs	(56)	(32,694)
Amortization of gaming subconcession	(56,841)	(56,809)
Amortization of land use rights	(10,791)	(10,785)
Depreciation and amortization	(279,877)	(229,301)
Property charges and other	(6,473)	(12,617)

Total operating costs and expenses	(4,521,988)	(4,152,146)

OPERATING INCOME	586,379	446,256

NON-OPERATING INCOME (EXPENSES)
Interest income	2,124	2,478
Interest expenses, net of capitalized interest	(137,982)	(57,802)
Loan commitment fees	(2,322)	(3,870)
Foreign exchange losses, net	(4,494)	(2,628)
Other income, net	—	2
Loss on extinguishment of debt	(2,612)	—

Total non-operating expenses, net	(145,286)	(61,820)

INCOME BEFORE INCOME TAX	441,093	384,436
INCOME TAX EXPENSE	(1,960)	(2,906)

NET INCOME	$439,133	$381,530

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	December 31,
	2019	2018
Net income	$439,133	$381,530

Other comprehensive income (loss):
Foreign currency translation adjustments, before and after tax	27,159	(17,797)

Other comprehensive income (loss)	27,159	(17,797)

Total comprehensive income	$466,292	$363,733

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of U.S. dollars, except share and per share data)

			Additional Paid-in Capital	Accumulated Other Comprehensive Income (Losses)	Retained Earnings	Total Shareholder’s Equity
	Ordinary Shares
	Shares	Amount
BALANCE AT JANUARY 1, 2018	1,202	$—	$1,849,785	$2,635	$413,884	$2,266,304
Cumulative-effect adjustment upon adoption of New Revenue Standard	—	—	—	—	(8,350)	(8,350)
Foreign currency translation adjustments	—	—	—	(17,797)	—	(17,797)
Net income for the year	—	—	—	—	381,530	381,530
Dividends declared	—	—	—	—	(400,000)	(400,000)

BALANCE AT DECEMBER 31, 2018	1,202	—	1,849,785	(15,162)	387,064	2,221,687
Foreign currency translation adjustments	—	—	—	27,159	—	27,159
Net income for the year	—	—	—	—	439,133	439,133
Dividends declared	—	—	—	—	(400,000)	(400,000)

BALANCE AT DECEMBER 31, 2019	1,202	$—	$1,849,785	$11,997	$426,197	$2,287,979

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$439,133	$381,530
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	347,509	296,895
Amortization of deferred financing costs and original issue premiums	12,706	12,885
Net (gain) loss on disposal of property and equipment	(915)	379
Addition (credit) for doubtful debts provision	28,616	(7,348)
Loss on extinguishment of debt	2,612	—
Changes in operating assets and liabilities:
Accounts receivable	(85,048)	(54,510)
Receivables from affiliated companies	(107,742)	(361)
Inventories and prepaid expenses and other	(2,628)	(986)
Long-term prepayments, deposits and other	20,647	973
Accounts payable and accrued expenses and other	(264,707)	154,780
Payables to affiliated companies	10,263	15,353
Other long-term liabilities	(103)	159

Net cash provided by operating activities	400,343	799,749

CASH FLOWS FROM INVESTING ACTIVITIES
Funds to affiliated companies	(630,923)	(1,024,536)
Acquisition of property and equipment	(187,251)	(388,445)
Proceeds from sale of property and equipment	1,113	505
Repayments of funds to affiliated companies	69,268	—

Net cash used in investing activities	(747,793)	(1,412,476)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(2,030,662)	(45,042)
Dividends paid	(400,000)	(400,000)
Payments of deferred financing costs	(18,951)	—
Funds from an affiliated company	13,711	13,355
Proceeds from long-term debt	2,550,166	1,095,714
Principal payments on finance lease liabilities	—	(107)

Net cash provided by financing activities	114,264	663,920

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	4,820	(5,509)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(228,366)	45,684

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	882,989	837,305

CASH AND CASH EQUIVALENTS AT END OF YEAR	$654,623	$882,989

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid for interest, net of amounts capitalized	$(102,941)	$(42,139)
Cash paid for income taxes	(2,340)	(16)
Cash paid for amounts included in the measurement of lease liabilities—operating cash flows from operating leases	(20,910)	—
Operating lease liabilities arising from obtaining operating lease right-of-use assets	13,993	—
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	34,563	41,943
Change in receivables from/payables to affiliated companies related to acquisition of property and equipment	—	2,614
Deferred financing costs included in accrued expenses and other current liabilities	4,204	—

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Resorts Finance Limited (“Melco Resorts Finance”) was incorporated in the Cayman Islands. Melco Resorts Finance together with its subsidiaries (collectively referred to as the “Company”) is a developer, owner and, through its subsidiary, Melco Resorts (Macau) Limited (“Melco Resorts Macau” together with its remaining subsidiaries collectively hereafter referred to as the “Gaming Group”), operator of casino gaming and entertainment casino resort facilities in the Macau Special Administrative Region of the People’s Republic of China (“Macau”).

The Company currently operates Altira Macau, a casino hotel located at Taipa, Macau, City of Dreams, an integrated urban casino resort located at Cotai, Macau, Studio City Casino, a casino located at Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau developed by affiliated companies of the Company, Grand Dragon Casino, a casino located at Taipa, Macau, and Mocha Clubs, non-casino based operations of electronic gaming machines in Macau.

As of December 31, 2019 and 2018, Melco Resorts Finance’s sole shareholder is Melco Resorts & Entertainment Limited (“Melco”), a company incorporated in the Cayman Islands. Melco’s American depositary shares are listed on the NASDAQ Global Select Market in the United States of America. As of December 31, 2019 and 2018, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements include the accounts of Melco Resorts Finance and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Company estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to its gaming promoters in Macau, which receivables can be offset against commissions payable and any other value items held by the Company to the respective customers and for which the Company intends to set off when required. As of December 31, 2019 and 2018, a substantial portion of the Company’s markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Company’s receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on specific reviews of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2019 and 2018, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(f)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in, first-out, weighted average and specific identification methods.

(g)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Company’s casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Property and Equipment - continued

Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Buildings	7 to 40 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Motor vehicles	5 years
Plant and gaming machinery	3 to 5 years

(h)	Capitalized Interest

Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $137,982 and $78,640, of which nil and $20,838 were capitalized during the years ended December 31, 2019 and 2018, respectively.

(i)	Gaming Subconcession

The deemed cost of the gaming subconcession in Macau is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Resorts Macau, the holder of the gaming subconcession in Macau, in 2006, and amortized over the term of agreement which is due to expire in June 2022 on a straight-line basis.

(j)	Goodwill and Intangible Assets

Goodwill represents the excess of the acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Company’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate the carrying value of the intangible assets may not be recoverable.

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Company may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If it is determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, the Company then performs a quantitative impairment test that consists of a comparison of the implied fair value of goodwill and the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value for goodwill or the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives.

No impairment losses have been recognized during the years ended December 31, 2019 and 2018.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Impairment of Long-lived Assets (Other Than Goodwill)

The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

No impairment losses have been recognized during the years ended December 31, 2019 and 2018.

(l)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets either current or non-current in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

(m)	Land Use Rights

Land use rights represent the upfront land premium paid for the use of land held under operating leases, which are recorded at cost less accumulated amortization. Amortization is provided over the estimated term of the land use rights of 40 years on a straight-line basis.

(n)	Leases

On January 1, 2019, the Company adopted the Accounting Standards Codification 842, Leases, using the modified retrospective method. At the inception of the contract or upon modification, the Company will perform an assessment as to whether the contract is a lease or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. A lessee has control of an identified asset if it has both the right to direct the use of the asset and the right to receive substantially all of the economic benefits from the use of the asset.

Finance and operating lease right-of-use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The initial measurement of the right-of-use assets also includes any prepaid lease payments and any initial direct costs incurred, and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Leases - continued

The Company’s lease contracts have lease and non-lease components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, all are accounted for as operating leases, and the lease components and non-lease components are accounted for separately.

The major changes from the previous basis, as a result of the adoption of the new leases standard are summarized in Note 2(v).

(o)	Revenue Recognition

On January 1, 2018, the Company adopted the Accounting Standards Codification 606, Revenue from Contracts with Customers (“New Revenue Standard”), using the modified retrospective method. The cumulative effect of the adoption of this guidance did not have a material impact on the retained earnings as of January 1, 2018. In addition, the adoption of this guidance did not have a material impact on net income and comprehensive income for the year ended December 31, 2018 and net assets as of December 31, 2018.

The Company’s revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. The Company accounts for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers either directly or indirectly through gaming promoters and cash discounts and other cash incentives earned by customers are recorded as a reduction of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under the Company’s non-discretionary incentives programs (including loyalty programs).

For casino transactions that include complimentary goods or services provided by the Company to incentivize future gaming, the Company allocates the standalone selling price of each good or service to the appropriate revenue type based on the good or service provided. Complimentary goods or services that are provided under the Company’s control and discretion and supplied by third parties are recorded as operating expenses.

The Company operates different non-discretionary incentives programs in certain of its properties which include loyalty programs (the “Loyalty Programs”) to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under the Loyalty Programs, the Company defers a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for Company-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.

After allocating amounts to the complimentary goods or services provided and to the points earned under the Loyalty Programs, the residual amount is recorded as casino revenue when the wagers are settled.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue Recognition - continued

The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of one of its hotels, Grand Dragon Casino and Studio City Casino and concluded that it is the controlling entity and is the principal to these arrangements. For the operations of one of its hotels, the Company is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel’s business; it is the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino and Studio City Casino, given the Company operates the Grand Dragon Casino and Studio City Casino under a right to use agreement and a Services and Right to Use Arrangements as defined in Note 19, respectively, with the owners of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is, therefore, recognized on a gross basis.

The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in other revenues and are recognized over the terms of the related agreements on a straight-line basis.

Contract and Contract-Related Liabilities

In providing goods and services to its customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability.

The Company primarily has three types of liabilities related to contracts with customers: (1) outstanding gaming chips and tokens, which represent the amounts owed in exchange for gaming chips held by a customer, (2) loyalty program liabilities, which represent the deferred allocation of revenues relating to incentive earned from the Loyalty Programs, and (3) advance customer deposits and ticket sales, which represent casino front money deposits that are funds deposited by customers before gaming play occurs and advance payments on goods and services yet to be provided such as advance ticket sales and deposits on rooms and convention space. These liabilities are generally expected to be recognized as revenues within one year of being purchased, earned, or deposited and are recorded as accrued expenses and other current liabilities on the accompanying consolidated balance sheets. Decreases in these balances generally represent the recognition of revenues and increases in the balances represent additional chips and tokens held by customers, increases in unredeemed incentives relating to the Loyalty Programs and additional deposits made by customers.

The following table summarizes the activities related to contract and contract-related liabilities:

	December 31, 2019	December 31, 2018	Increase/ (Decrease)	December 31, 2018	January 1, 2018	Increase/ (Decrease)
Outstanding gaming chips and tokens	$439,511	$566,796	$(127,285)	$566,796	$422,545	$144,251
Loyalty program liabilities	35,134	42,810	(7,676)	42,810	38,654	4,156
Advanced customer deposits and ticket sales	227,842	366,502	(138,660)	366,502	407,518	(41,016)

	$ 702,487	$976,108	$(273,621)	$976,108	$868,717	$107,391

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Gaming Taxes

The Company is subject to taxes based on gross gaming revenue and other metrics in Macau. These gaming taxes are recognized as casino expense in the accompanying consolidated statements of operations. These taxes totaled $2,367,070 and $2,189,535 for the years ended December 31, 2019 and 2018, respectively.

(q)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company incurred pre-opening costs primarily in connection with the development of further expansion to City of Dreams. The Company also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(r)	Advertising and Promotional Costs

The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $44,370 and $64,698 for the years ended December 31, 2019 and 2018, respectively.

(s)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of Melco Resorts Finance and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the accompanying consolidated statements of operations.

The functional currency of Melco Resorts Finance is the United States dollar (“$” or “US$”) and the functional currency of most of Melco Resorts Finance’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive income (loss).

(t)	Comprehensive Income and Accumulated Other Comprehensive Income (Losses)

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the accompanying consolidated statements of comprehensive income.

As of December 31, 2019 and 2018, the Company’s accumulated other comprehensive income (losses) consisted solely of foreign currency translation adjustments, net of tax.

(u)	Income Tax

The Company is subject to income taxes in Macau and Hong Kong where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the accompanying consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Income Tax - continued

The Company’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

(v)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncement:

In February 2016, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update (as subsequently amended) on leases, which amends various aspects of existing accounting guidance for leases (“New Leases Standard”). The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The standard also requires more detailed disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases.

On January 1, 2019, the Company adopted the New Leases Standard using the modified retrospective method without restating comparative information. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any existing leases as of the adoption date. As a result of adoption, the Company recognized $58,874 of operating lease right-of-use assets (including the reclassification of deferred rent liabilities to operating lease right-of-use assets) and $65,158 of operating lease liabilities as of January 1, 2019. The adoption of this guidance did not have a material impact on net income or cash flows.

Recent Accounting Pronouncements Not Yet Adopted:

In June 2016, the FASB issued an accounting standards update which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for interim and fiscal years beginning after December 15, 2022, with early adoption permitted. The guidance is applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company early adopted this new guidance on January 1, 2020 and this adoption did not have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued an accounting standards update which eliminates step two from the goodwill impairment test and instead requires an entity to recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. This guidance is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The guidance is applied prospectively. The Company early adopted this new guidance on January 1, 2020. The adoption of this guidance would only impact the Company’s consolidated financial statements in situations where an impairment of a reporting unit’s assets is determined and the measurement of the impairment charge.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2019	2018
Casino	$486,912	$404,076
Hotel	1,985	3,395
Other	1,350	4,506

Sub-total	490,247	411,977
Less: allowances for doubtful debts	(224,304)	(199,602)

	$265,943	$212,375

Movement in the allowances for doubtful debts were as follows:

	Year Ended December 31,
	2019	2018
At beginning of year	$199,602	$208,206
Additional (credit) provision	28,616	(7,494)
Write-offs, net of recoveries	(4,628)	(2,045)
Reclassified (to) from long-term receivables, net	(488)	2,314
Exchange adjustments	1,202	(1,379)

At end of year	$224,304	$199,602

4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost
Buildings	$3,732,439	$3,708,594
Furniture, fixtures and equipment	633,377	584,732
Leasehold improvements	573,425	542,434
Plant and gaming machinery	122,667	119,290
Motor vehicles	14,428	13,998

Sub-total	5,076,336	4,969,048
Less: accumulated depreciation and amortization	(2,202,573)	(1,995,375)

Property and equipment, net	$2,873,763	$2,973,673

The cost and accumulated depreciation and amortization of property and equipment held under finance lease arrangements were $558 and $529 as of December 31, 2018, respectively.

During the years ended December 31, 2019 and 2018, the Company transferred the future economic benefits of certain plant and equipment, for the operation of the Studio City Casino, to Studio City Entertainment Limited (“Studio City Entertainment”), an affiliated company of the Company which is majority-owned by Melco, pursuant to the Services and Right to Use Arrangements as defined in Note 19 (“Studio City Gaming Assets”). The legal ownerships of the Studio City Gaming Assets are retained by the Company. During the years ended December 31, 2019 and 2018, the future economic benefits of the Studio City Gaming Assets with aggregate carrying amounts of $17,516 and $15,246, were transferred to Studio City Entertainment at a total consideration of $17,516 and $15,246, respectively. The Company fully wrote down the carrying value of such Studio City Gaming Assets upon the transfer.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

5.	GAMING SUBCONCESSION, NET

	December 31,
	2019	2018
Deemed cost	$898,959	$894,079
Less: accumulated amortization	(757,519)	(696,546)

Gaming subconcession, net	$141,440	$197,533

The Company expects that amortization of the gaming subconcession will be approximately $57,171 each year from 2020 through 2021, and approximately $27,098 in 2022.

6.	GOODWILL AND INTANGIBLE ASSETS

Goodwill relating to Mocha Clubs, a reporting unit, and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. The changes in carrying amounts of goodwill and trademarks represented the exchange differences arising from foreign currency translation at the balance sheet date.

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2019	2018
Entertainment production costs	$76,795	$76,379
Less: accumulated amortization	(72,230)	(65,027)

Entertainment production costs, net	4,565	11,352
Deposits and other assets	48,483	53,307
Long-term receivables, net	3,877	—
Deferred financing costs, net	—	10,032

Long-term prepayments, deposits and other assets	$56,925	$74,691

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Company amortized the entertainment production costs over 10 years or the respective estimated useful live of the entertainment show, whichever is shorter.

Long-term receivables, net represent casino receivables from casino customers where settlements are not expected within the next year. During the year ended December 31, 2019, net amount of long-term receivables of $4,365 was reclassified from current accounts receivable to non-current accounts receivable; and net amount of allowances for doubtful debts of $488 was reclassified from current allowances for doubtful debts to non-current allowances for doubtful debts. During the year ended December 31, 2018, net amount of long-term receivables of $6,009 was reclassified from non-current accounts receivable to current accounts receivable; and net amount of allowances for doubtful debts of $2,314 was reclassified from non-current allowances for doubtful debts to current allowances for doubtful debts. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LAND USE RIGHTS, NET

	December 31,
	2019	2018
Altira Macau	$146,306	$145,511
City of Dreams	399,115	396,949

	545,421	542,460
Less: accumulated amortization	(231,981)	(219,927)

Land use rights, net	$313,440	$322,533

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2019	2018
Outstanding gaming chips and tokens	$439,511	$566,796
Advance customer deposits and ticket sales	227,842	366,502
Gaming tax accruals	191,780	190,732
Staff cost accruals	101,416	86,080
Operating expense and other accruals and liabilities	50,323	53,360
Property and equipment payables	42,732	47,609
Loyalty program liabilities	35,134	42,810
Construction costs payables	11,298	19,136
Interest expenses payable	27,245	4,891

	$1,127,281	$1,377,916

10.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2019	2018
2015 Credit Facilities (net of unamortized deferred financing costs of $42 and $4,428, respectively)(1)	$1,108	$1,471,466
2017 4.875% Senior Notes, due 2025 (net of unamortized deferred financing costs and original issue premiums of $19,827 and $22,904, respectively)	980,173	977,096
2019 5.250% Senior Notes, due 2026 (net of unamortized deferred financing costs of $5,948)	494,052	—
2019 5.625% Senior Notes, due 2027 (net of unamortized deferred financing costs of $7,298)	592,702	—
2019 5.375% Senior Notes, due 2029 (net of unamortized deferred financing costs of $8,992)	891,008	—

	2,959,043	2,448,562
Current portion of long-term debt (net of unamortized deferred financing costs of $5 and $515, respectively)	(146)	(44,304)

	$2,958,897	$2,404,258

Note

(1)

As of December 31, 2019 and 2018, the unamortized deferred financing costs related to the 2015 Revolving Credit Facility of the 2015 Credit Facilities of $3,097 and nil are included in prepaid expenses and other current assets, and nil and $10,032 are included in long-term prepayments, deposits and other assets, in the accompanying consolidated balance sheets, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

2015 Credit Facilities

On June 29, 2015, Melco Resorts Macau (the “Borrower”) amended and restated the Borrower’s prior senior secured credit facilities agreement from 9,362,160,000 Hong Kong dollars (“HK$”) (equivalent to $1,203,362) to a HK$13,650,000,000 (equivalent to $1,750,000) senior secured credit facilities agreement (the “2015 Credit Facilities”), comprising a HK$3,900,000,000 (equivalent to $500,000) term loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”). The 2015 Credit Facilities provide for additional incremental facilities to be made available, upon further agreement with any of the existing lenders under the 2015 Credit Facilities or other entities, of up to $1,300,000 (the “2015 Incremental Facility”). As of December 31, 2019, the outstanding principal amount of the 2015 Term Loan Facility and the 2015 Revolving Credit Facility were HK$8,955,830 (equivalent to $1,150) and nil, respectively, and the available borrowing capacity under the 2015 Revolving Credit Facility was HK$9,750,000,000 (equivalent to $1,251,764).

In December 2019, the Company partially prepaid an outstanding principal amount of HK$2,750,000,000 (equivalent to $353,062) of the 2015 Term Loan Facility, together with accrued interest and associated costs, with a portion of the net proceeds from the 2019 5.375% Senior Notes (as described below). In connection with this prepayment, the Company recorded a loss on extinguishment of debt of $2,612 during the year ended December 31, 2019.

The maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facility will be further specified and agreed by the Borrower and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facility. The 2015 Term Loan Facility is repayable in quarterly installments according to an amortization schedule. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2015 Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the borrowing group which includes the Borrower and certain of its subsidiaries as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”), the 2015 Credit Facilities are required to be repaid in full. In the event of a change of control, the Borrower may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full.

The indebtedness under the 2015 Credit Facilities is guaranteed by the 2015 Borrowing Group. Security for the 2015 Credit Facilities includes: a first-priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

The 2015 Credit Facilities contain certain covenants customary for such financings including, but not limited to: the 2015 Borrowing Group’s limitations on, except as permitted (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The 2015 Credit Facilities also contains conditions and events of default customary for such financings and the financial covenants including a leverage ratio, total leverage ratio and interest cover ratio.

There are provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group. As of December 31, 2019, there were no material net assets of the 2015 Borrowing Group restricted from being distributed under the terms of the 2015 Credit Facilities as certain financial tests and conditions are satisfied.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

2015 Credit Facilities - continued

Borrowings under the 2015 Credit Facilities bear interest at Hong Kong Interbank Offered Rate plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower may select an interest period for borrowings under the 2015 Credit Facilities ranging from one to six months or any other agreed period. The Borrower is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees of $2,322 and $3,870 during the years ended December 31, 2019 and 2018, respectively.

2017 Senior Notes

On June 6, 2017, Melco Resorts Finance issued $650,000 in aggregate principal amount of 4.875% senior notes due June 6, 2025 and priced at 100% (the “First 2017 Senior Notes”); and on July 3, 2017, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 4.875% senior notes due June 6, 2025 and priced at 100.75% (the “Second 2017 Senior Notes” and together with the First 2017 Senior Notes, collectively referred to as the “2017 Senior Notes”). The interest on the 2017 Senior Notes is accrued at a rate of 4.875% per annum, payable semi-annually in arrears on June 6 and December 6 of each year. The 2017 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the First 2017 Senior Notes were used to partly fund the redemption of the previous senior notes of Melco Resorts Finance and the net proceeds from the offering of the Second 2017 Senior Notes were used to repay the 2015 Revolving Credit Facility.

Melco Resorts Finance has the option to redeem all or a portion of the 2017 Senior Notes at any time prior to June 6, 2020, at a “make-whole” redemption price. On or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2017 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2017 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to June 6, 2020. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2017 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2017 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2017 Senior Notes at a fixed redemption price.

The indenture governing the 2017 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2017 Senior Notes also contains conditions and events of default customary for such financings.

2019 5.250% Senior Notes

On April 26, 2019, Melco Resorts Finance issued $500,000 in aggregate principal amount of 5.250% senior notes due April 26, 2026 and priced at 100% (the “2019 5.250% Senior Notes”). The interest on the 2019 5.250% Senior Notes is accrued at a rate of 5.250% per annum, payable semi-annually in arrears on April 26 and October 26 of each year, commenced on October 26, 2019. The 2019 5.250% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.250% Senior Notes were used to partially repay the 2015 Revolving Credit Facility in May 2019.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

2019 5.250% Senior Notes - continued

Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time prior to April 26, 2022, at a “make-whole” redemption price. On or after April 26, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.250% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to April 26, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.250% Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.250% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.250% Senior Notes at a fixed redemption price.

The indenture governing the 2019 5.250% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.250% Senior Notes also contains conditions and events of default customary for such financings.

2019 5.625% Senior Notes

On July 17, 2019, Melco Resorts Finance issued $600,000 in aggregate principal amount of 5.625% senior notes due July 17, 2027 and priced at 100% (the “2019 5.625% Senior Notes”). The interest on the 2019 5.625% Senior Notes is accrued at a rate of 5.625% per annum, payable semi-annually in arrears on January 17 and July 17 of each year, commenced on January 17, 2020. The 2019 5.625% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.625% Senior Notes were used to partially repay the 2015 Revolving Credit Facility in July 2019.

Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time prior to July 17, 2022, at a “make-whole” redemption price. On or after July 17, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.625% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 17, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.625% Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.625% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.625% Senior Notes at a fixed redemption price.

The indenture governing the 2019 5.625% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.625% Senior Notes also contains conditions and events of default customary for such financings.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

2019 5.375% Senior Notes

On December 4, 2019, Melco Resorts Finance issued $900,000 in aggregate principal amount of 5.375% senior notes due December 4, 2029 and priced at 100% (the “2019 5.375% Senior Notes”). The interest on the 2019 5.375% Senior Notes is accrued at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year, commencing on June 4, 2020. The 2019 5.375% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.375% Senior Notes were used to repay the outstanding borrowing of the 2015 Revolving Credit Facility in full and to partially prepay the 2015 Term Loan Facility in December 2019.

Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time prior to December 4, 2024 at a “make-whole” redemption price. On or after December 4, 2024, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.375% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to December 4, 2024. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.375% Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.375% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.375% Senior Notes at a fixed redemption price.

The indenture governing the 2019 5.375% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.375% Senior Notes also contains conditions and events of default customary for such financings.

Borrowing Rates and Scheduled Maturities of Long-term Debt

During the years ended December 31, 2019 and 2018, the Company’s average borrowing rates were approximately 4.42% and 4.07% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2019 are as follows:

Year ending December 31, 2020	$151
2021	999
2022	—
2023	—
2024	—
Over 2024	3,000,000

$3,001,150

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LEASES

Lessee Arrangements

The Company is the lessee under operating leases for equipment and real estate, including Mocha Clubs sites, office space, warehouses, staff quarters, and certain parcels of land in Macau on which Altira Macau and City of Dreams are located. Certain lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Company and its lessors and in some cases contingent rental expenses stated as a percentage of turnover. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contracts in Macau have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contracts in Macau is 40 years.

The components of operating lease cost are as follows:

Year Ended December 31, 2019
Amortization of land use rights	$10,791
Operating lease cost	20,538
Short-term lease cost	317
Variable lease cost	9,595

Total operating lease cost	$41,241

During the year ended December 31, 2018, the Company incurred rental and right to use expenses amounting to $26,200, which consisted of minimum rental and right to use expenses of $10,280 and contingent rental and right to use expenses of $15,920.

Other information related to lease term and discount rate of operating leases is as follows:

December 31, 2019
Weighted average remaining lease term	15.8 years
Weighted average discount rate	4.17%

Maturities of operating lease liabilities as of December 31, 2019 are as follows:

Year ending December 31:
2020	$21,579
2021	15,376
2022	6,831
2023	1,635
2024	1,635
Over 2024	34,152

Total future minimum lease payments	81,208
Less: amount representing interest	(20,325)

Present value of future minimum lease payments	60,883
Current portion	(21,121)

Non-current portion	$39,762

Lessor Arrangements

The Company is the lessor under non-cancellable operating leases mainly for mall spaces in the site of City of Dreams with various retailers that expire at various dates through January 2028. Certain of the operating leases include minimum base fees with contingent fee clauses based on a percentage of turnover.

During the years ended December 31, 2019 and 2018, the Company earned minimum operating lease income of $34,470 and $33,529, and contingent operating lease income of $5,917 and $3,087, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LEASES - continued

Lessor Arrangements - continued

Future minimum fees, excluding the contingent fees to be received under non-cancellable operating leases as of December 31, 2019 were as follows:

Year ending December 31:
2020	$37,083
2021	36,483
2022	36,696
2023	38,164
2024	40,124
Over 2024	61,734

$250,284

12.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy. The estimated fair value of long-term debt as of December 31, 2019 and 2018, which included the 2017 Senior Notes, the 2019 5.250% Senior Notes, the 2019 5.625% Senior Notes, the 2019 5.375% Senior Notes and the 2015 Credit Facilities, were approximately $3,101,529 and $2,391,874, respectively, as compared to its carrying value, excluding unamortized deferred financing costs and original issue premiums, of $3,001,150 and $2,475,894, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2017 Senior Notes, the 2019 5.250% Senior Notes, the 2019 5.625% Senior Notes and the 2019 5.375% Senior Notes. Fair value for the 2015 Credit Facilities approximated the carrying value as the instruments carried variable interest rates that approximated the market rates and was classified as level 2 in the fair value hierarchy. Additionally, the carrying value of loan to an affiliated company approximated fair value as the instruments carried variable interest rate that approximated the market rate and was classified as level 2 in the fair value hierarchy.

As of December 31, 2019 and 2018, the Company did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

13.	CAPITAL STRUCTURE

As of December 31, 2019 and 2018, Melco Resorts Finance had authorized shares of 5,000,000 at par value of $0.01 per share and with 1,202 ordinary shares issued at par value of $0.01 per share.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAXES

The income tax expense consisted of:

	Year Ended December 31,
	2019	2018
Income tax expense - current:
Macau Complementary Tax	$—	$284
Lump sum in lieu of Macau Complementary Tax on dividends	2,345	2,341

Sub-total	2,345	2,625

Under provision of income taxes in prior years:
Macau Complementary Tax	—	668
Income tax credit - deferred:
Macau Complementary Tax	(385)	(387)

Total income tax expense	$1,960	$2,906

A reconciliation of the income tax expense from income before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2019	2018
Income before income tax	$441,093	$384,436
Macau Complementary Tax rate	12%	12%
Income tax expense at Macau Complementary Tax rate	52,931	46,132
Lump sum in lieu of Macau Complementary Tax on dividends	2,345	2,341
Under provision in prior years	—	668
Effect of income for which no income tax expense is payable	(5)	(441)
Effect of expenses for which no income tax benefit is receivable	8,614	6,573
Effect of profits generated by gaming operations exempted	(77,147)	(69,154)
Expired tax losses	2,029	2,620
Changes in valuation allowances	13,193	14,167

Income tax expense	$1,960	$2,906

Melco Resorts Finance and certain of its subsidiaries are exempt from tax in the Cayman Islands, where they are incorporated. However, Melco Resorts Finance is subject to Hong Kong Profits Tax during the year ended December 31, 2019 on income derived from Hong Kong. The remaining subsidiaries of Melco Resorts Finance incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2019 and 2018.

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2019 and 2018, if applicable.

Pursuant to the approval notice issued by the Macau government in September 2016, Melco Resorts Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from gaming operations for an additional five years from 2017 to 2021. Melco Resorts Macau’s non-gaming profits remain subject to Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

In August 2017, Melco Resorts Macau received an extension of the agreement with the Macau government for an additional five years applicable to tax years 2017 through 2021, in which the extension agreement provides for an annual payment of 18,900,000 Macau Patacas (“MOP”) (equivalent to $2,345) as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Resorts Macau on dividend distributions from gaming profits. Such annual payment is required regardless of whether dividends are actually distributed or whether Melco Resorts Macau has distributable profits in the relevant year.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAXES - continued

The effective tax rates for the years ended December 31, 2019 and 2018 were 0.4% and 0.8%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations being exempted from Macau Complementary Tax, the effect of changes in valuation allowances and the effect of expenses for which no income tax benefit is receivable for the years ended December 31, 2019 and 2018.

The net deferred tax liabilities as of December 31, 2019 and 2018 consisted of the following:

	December 31,
	2019	2018
Deferred tax assets
Net operating losses carried forward	$24,016	$17,106
Depreciation and amortization	31,819	25,701
Lease liabilities	2,893	—

Sub-total	58,728	42,807

Valuation allowances	(55,858)	(42,807)

Total deferred tax assets	2,870	—

Deferred tax liabilities
Right-of-use assets	(2,870)	—
Land use rights	(10,824)	(11,151)
Intangible assets	(506)	(503)

Total deferred tax liabilities	(14,200)	(11,654)

Deferred tax liabilities, net	$(11,330)	$(11,654)

As of December 31, 2019 and 2018, valuation allowances of $55,858 and $42,807 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2019, adjusted operating tax losses carried forward, amounting to $10,175, $102,790 and $87,169 will expire in 2020, 2021 and 2022, respectively. Adjusted operating tax losses carried forward of $16,896 expired during the year ended December 31, 2019.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

The Company concluded that there were no significant uncertain tax positions requiring recognition in the accompanying consolidated financial statements for the years ended December 31, 2019 and 2018 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2019 and 2018, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.

Income tax returns of Melco Resorts Finance’s subsidiaries remain open and subject to examination by the tax authorities of Macau and Hong Kong until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and Hong Kong are five years and six years, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	EMPLOYEE BENEFIT PLANS

The Company provides defined contribution plans for its employees in Macau. Certain executive officers of the Company are members of defined contribution plan in Hong Kong operated by Melco. During the years ended December 31, 2019 and 2018, the Company’s contributions into these plans were $25,454 and $18,459, respectively.

16.	DISTRIBUTION OF PROFITS

All subsidiaries of Melco Resorts Finance incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2019 and 2018, the aggregate balance of the reserves amounted to $31,511 and $31,510, respectively.

The 2015 Credit Facilities, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the credit facility agreement, details of which are disclosed in Note 10.

17.	DIVIDENDS

During the years ended December 31, 2019 and 2018, the Sole Director of Melco Resorts Finance declared dividends of $332,778.7 per share totaling $400,000 for each of those years and recorded such amount as distributions against retained earnings.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2019, the Company had capital commitments contracted for but not incurred mainly for the acquisition of property and equipment for City of Dreams totaling $39,588.

(b)	Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau government granted a gaming subconcession to Melco Resorts Macau to operate its gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Resorts Macau committed to pay the Macau government the following:

i)	A fixed annual premium of MOP30,000,000 (equivalent to $3,739).

ii)	A variable premium depending on the number and type of gaming tables and gaming machines that Melco Resorts Macau operates. The variable premium is calculated as follows:

•	MOP300,000 (equivalent to $37) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kinds of games or to certain players;

•	MOP150,000 (equivalent to $19) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kinds of games or to certain players; and

•	MOP1,000 (equivalent to $0.1) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	A special gaming tax of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

iv)

A sum of 4% of the gross revenues of the gaming business operations to utilities designated by the Macau government (a portion of which must be used for promotion of tourism in Macau) on a monthly basis.

v)

Melco Resorts Macau must maintain a guarantee issued by a Macau bank in favor of the Macau government in a maximum amount of MOP300,000,000 (equivalent to $37,394) until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed in Note 18(b)(v) above, a sum of 1.75% of the guarantee amount will be payable by Melco Resorts Macau quarterly to the bank.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Guarantees

Except as disclosed in Notes 10 and 18(b), the Company has made the following significant guarantee as of December 31, 2019:

•

Melco Resorts Macau has issued a promissory note (“Livrança”) of MOP550,000,000 (equivalent to $68,556) to a bank in respect of the bank guarantee issued to the Macau government under its gaming subconcession.

(d)	Pledged Assets

Except as disclosed in Note 10, the Company has the following pledged assets as of December 31, 2019:

•

On November 30, 2016, Studio City Company Limited (“Studio City Company”), an affiliated company of the Company which is majority-owned by Melco, amended and restated its prior senior secured credit facilities agreement from HK$10,855,880,000 (equivalent to $1,395,357) to HK$234,000,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”). Certain specified bank accounts of Melco Resorts Macau are pledged as security for the 2016 Studio City Credit Facilities and related finance documents.

•

On November 30, 2016, Studio City Company issued $850,000 in aggregate principal amount of 7.250% senior secured notes due 2021 and priced at 100% (the “2016 Studio City Secured Notes”). Certain specified bank accounts of Melco Resorts Macau are pledged as security for the 2016 Studio City Secured Notes and related finance documents.

(e)	Litigation

As of December 31, 2019, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings have no material impacts on the Company’s consolidated financial statements as a whole.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2019	2018

Transactions with affiliated companies

Melco International and its subsidiaries	Revenues and income (services provided by the Company):
	Management fee and other service fee income	$174,839	$129,470
	Design and construction service fee income for Cyprus Project(1)	1,174	2,625
	Loan interest income	1,450	1,905

	Costs and expenses (services provided to the Company):
	Payment under Services and Right to Use Arrangements(2)	393,512	339,924
	Management fee expenses	195,282	135,598
	Purchase of goods and services	98,044	86,463
	Transportation service fee expenses	19,628	22,277

	Sale and purchase of assets:
	Transfer-out of economic benefits of Studio City Gaming Assets (Note 4)	17,516	15,246
	Purchase of property and equipment	1,319	9,112

A subsidiary of MECOM Power and Construction Limited (“MECOM”)(3)(4)	Costs and expenses (services provided to the Company):
	Consultancy fee expenses	6,935	8,845

	Purchase of assets:
	Construction work performed and recognized as property and equipment	5,839	9,713

Notes

(1)

The amount mainly represents management fee income for design and construction services provided by the Company to a subsidiary of Melco International for development of an integrated casino resort and up to four satellite casinos in the Republic of Cyprus (“Cyprus Project”).

(2)

Payment to an affiliated company for services and right to use arrangements performed pursuant to a services and right to use agreement dated May 11, 2007, as amended on June 15, 2012, together with related agreements entered into between Melco Resorts Macau and Studio City Entertainment (the “Services and Right to Use Arrangements”), under which Melco Resorts Macau operates the Studio City Casino. Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino pursuant to the Services and Right to Use Arrangements from Studio City Casino’s gross gaming revenues. Melco Resorts Macau paid the residual gross gaming revenues and recognized these amounts as payment to an affiliated company under the Services and Right to Use Arrangements.

(3)

A company in which Mr. Lawrence Yau Lung Ho, Melco’s Chief Executive Officer, had beneficial interest of approximately 20% until December 10, 2019, the date on which Mr. Lawrence Yau Lung Ho disposed his entire beneficial interest in MECOM. The amount in 2019 represents the transactions with a subsidiary of MECOM during the period from January 1, 2019 to December 10, 2019.

(4)

In July 2018, the Company entered into a term contract with EHY Construction and Engineering Company Limited (“EHY Construction”), a subsidiary of MECOM, pursuant to which EHY Construction agreed to provide certain services to the Company, including but not limited to structural steelworks, civil engineering construction and fitting out and renovation work for a term of three years. The performance by EHY Construction of these services under the term contract is subject to (i) individual work orders as may be issued to EHY Construction from time to time; and (ii) the maximum aggregate contract amount of HK$600,000,000 (equivalent to $77,032). The amounts included the services provided by EHY Construction of $12,774 and $18,558 during the period from January 1, 2019 to December 10, 2019 and for the year ended December 31, 2018, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued

Other Related Party Transaction

As at December 31, 2019 and 2018, an operating deposit of $12,500 was paid by Melco Resorts Macau to a subsidiary of Melco for provision of transportation services and the amount is shown as prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(a)	Receivables from Affiliated Companies

	December 31,
	2019	2018
Amounts due from affiliated companies (Note (i))	$337,924	$228,933
Loan to an affiliated company (Note (ii))	47,770	94,707

	$385,694	$323,640

Notes:

(i)

The outstanding balances from Melco International and its subsidiaries mainly arising from operating income or prepayment of operating expenses, are unsecured, non-interest bearing and repayable on demand.

(ii)

The outstanding balance of loan to a Taiwan Branch of an affiliated company, for investment purposes, is unsecured, repayable on demand and interest bearing at an agreed rate not higher than 15% per annum and the agreed rate as of December 31, 2019 and 2018 is 2% per annum.

(b)	Payables to Affiliated Companies

The outstanding balances mainly arising from construction work performed, operating expenses and expenses paid by affiliated companies on behalf of the Company as of December 31, 2019 and 2018, are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2019	2018
Melco International’s subsidiaries	$76,876	$70,125
MECOM’s subsidiaries	—	4,707

	$76,876	$74,832

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued

(c)	Receivables from Affiliated Companies, Non-current

The outstanding balances as of December 31, 2019 and 2018 are mainly related to advances to Melco and its subsidiaries for working capital purposes, and are unsecured and non-interest bearing. No part of the amounts will be repayable within the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current assets in the accompanying consolidated balance sheets.

(d)	Payable to An Affiliated Company, Non-current

The outstanding balances as of December 31, 2019 and 2018 are mainly related to advance from a subsidiary of Melco for working capital purposes, and are unsecured and non-interest bearing. No part of the amounts will be repayable within the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current liabilities in the accompanying consolidated balance sheets.

20.	SEGMENT INFORMATION

The Company is principally engaged in the gaming and hospitality business. The Company monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams. Studio City Casino and Grand Dragon Casino are included in the Corporate and Other category.

The Company’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2019	2018
Macau:
Mocha Clubs	$142,451	$118,365
Altira Macau	422,570	378,242
City of Dreams	3,560,720	3,785,449

Sub-total	4,125,741	4,282,056
Corporate and Other	2,422,732	1,881,343

Total consolidated assets	$6,548,473	$6,163,399

Capital Expenditures

	Year Ended December 31,
	2019	2018
Macau:
Mocha Clubs	$6,620	$8,977
Altira Macau	17,718	24,450
City of Dreams	134,113	311,280

Sub-total	158,451	344,707
Corporate and Other	16,917	15,379

Total capital expenditures	$175,368	$360,086

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	SEGMENT INFORMATION - continued

The Company’s segment information and reconciliation to net income is as follows:

	Year Ended December 31,
	2019	2018
OPERATING REVENUES
Macau:
Mocha Clubs	$117,544	$113,453
Altira Macau	465,558	471,647
City of Dreams	3,162,094	2,653,031

Sub-total	3,745,196	3,238,131
Corporate and Other	1,363,171	1,360,271

Total operating revenues	$5,108,367	$4,598,402

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$23,318	$21,487
Altira Macau	51,417	55,507
City of Dreams	938,991	780,995

Total adjusted property EBITDA	1,013,726	857,989

OPERATING COSTS AND EXPENSES
Pre-opening costs	(56)	(32,694)
Amortization of gaming subconcession	(56,841)	(56,809)
Amortization of land use rights	(10,791)	(10,785)
Depreciation and amortization	(279,877)	(229,301)
Property charges and other	(6,473)	(12,617)
Corporate and Other expenses	(73,309)	(69,527)

Total operating costs and expenses	(427,347)	(411,733)

OPERATING INCOME	586,379	446,256

NON-OPERATING INCOME (EXPENSES)
Interest income	2,124	2,478
Interest expenses, net of capitalized interest	(137,982)	(57,802)
Loan commitment fees	(2,322)	(3,870)
Foreign exchange losses, net	(4,494)	(2,628)
Other income, net	—	2
Loss on extinguishment of debt	(2,612)	—

Total non-operating expenses, net	(145,286)	(61,820)

INCOME BEFORE INCOME TAX	441,093	384,436
INCOME TAX EXPENSE	(1,960)	(2,906)

NET INCOME	$439,133	$381,530

Note

(1)

“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, Corporate and Other expenses, and other non-operating income and expenses. The Company uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau and City of Dreams and to compare the operating performance of its properties with those of its competitors.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	SEGMENT INFORMATION - continued

The Company’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2019	2018
Macau	$3,469,634	$3,579,308

Total long-lived assets	$3,469,634	$3,579,308

21.	SUBSEQUENT EVENT

In connection with the outbreak of the coronavirus (Covid-19) in the first quarter of 2020, severe travel restrictions, temporary business closures and other prohibitions have been imposed by the People’s Republic of China (“PRC”), Macau and other countries throughout the world, which has significantly disrupted the Company’s operations. On February 5, 2020, the Company’s Macau casino operations were suspended for a 15-day period. On February 20, 2020, casino operations resumed in Macau with limited visitation from Hong Kong, Taiwan and certain regions of the PRC among other countries. In March 2020, the Macau government, the Hong Kong government and several provinces in the PRC, including Guangdong, imposed further entry bans, restrictions and quarantine requirements on nearly all visitors traveling to and from Macau, which is expected to significantly impact the Company’s casino and resort operations.

The Covid-19 outbreak and the related events have also caused severe disruptions to the Company’s resort tenants and other business partners, which may increase the risk of these entities defaulting on their contractual obligations with the Company.

The disruptions to the Company’s business had material adverse effects on its financial condition and operations during the first quarter of 2020. As the disruptions are ongoing, such adverse effects have continued beyond the first quarter of 2020 and may worsen. The Company is unable to reasonably estimate the financial impact to the Company’s future results of operations, cash flows and financial condition due to uncertainties surrounding the business closures, travel restrictions and other events related to the Covid-19 outbreak.

In preparing the accompanying consolidated financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through April 28, 2020, the date the accompanying consolidated financial statements were available to be issued.